Filed pursuant to Rule 424(b)(3)
Registration No. 333-158577

PROSPECTUS SUPPLEMENT NO. 3
(To prospectus dated May 7, 2010)

WESTMORELAND COAL COMPANY

4,169,904 Shares of Common Stock, $2.50 par value

This prospectus supplement No. 3 (“Prospectus Supplement”) supplements information contained in that certain prospectus dated May 7, 2010 (the “Prospectus”), relating to the resale, from time-to-time, by selling securityholders identified in the Prospectus of 4,169,904 shares of Westmoreland Coal Company common stock.

This Prospectus Supplement should be read in conjunction with the Prospectus, as supplemented by Prospectus Supplement No. 1 and Prospectus Supplement No. 2. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus with respect to the securities described above. The information contained herein and attached hereto supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is filed for the purpose of including the information contained in our quarterly report on Form 10-Q for the quarter ended September 30, 2010, which was filed with the Securities and Exchange Commission on November 5, 2010.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 2 of the Prospectus, as well as the risks described under Item 1A of Part II of the Form 10-Q filed herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-11155
WESTMORELAND COAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	23-1128670 (I.R.S. Employer Identification No.)

2 North Cascade Avenue, 2nd Floor
Colorado Springs, CO (Address of principal executive offices)	80903 (Zip Code)
Registrant’s telephone number, including area code: (719) 442-2600
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company.)
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Indicate the number of shares outstanding of each of the issuer’s classes of common stock as of November 1, 2010: 11,128,929 shares of common stock, $2.50 par value.

PART I — FINANCIAL INFORMATION
ITEM 1
FINANCIAL STATEMENTS
Westmoreland Coal Company and Subsidiaries
Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
	2010	2009
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$16,070	$10,519
Receivables:
Trade	48,034	46,393
Contractual third-party reclamation receivables	10,664	7,257
Other	5,320	3,162

	64,018	56,812

Inventories	24,876	25,871
Other current assets	8,111	6,047

Total current assets	113,075	99,249

Property, plant and equipment:
Land and mineral rights	83,694	83,694
Capitalized asset retirement cost	125,828	134,821
Plant and equipment	499,169	486,238

	708,691	704,753
Less accumulated depreciation, depletion and amortization	(279,644)	(248,569)

Net property, plant and equipment	429,047	456,184

Advanced coal royalties	3,877	3,056
Reclamation deposits	71,094	73,067
Restricted investments and bond collateral	52,231	48,188
Contractual third-party reclamation receivables, less current portion	80,337	74,989
Deferred income taxes	2,336	2,341
Intangible assets, net of accumulated amortization of $8.4 million and $6.8 million at September 30, 2010, and December 31, 2009, respectively	7,171	8,781
Other assets	5,832	6,873

Total Assets	$765,000	$772,728

See accompanying Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Balance Sheets (Continued)
(Unaudited)

	September 30,	December 31,
	2010	2009
	(In thousands)
Liabilities and Shareholders’ Deficit
Current liabilities:
Current installments of long-term debt	$21,370	$41,089
Revolving lines of credit	16,900	16,400
Accounts payable and accrued expenses:
Trade	45,708	39,264
Production taxes	28,016	24,510
Workers’ compensation	1,023	1,031
Postretirement medical benefits	14,501	14,501
SERP	306	306
Deferred revenue	14,215	8,760
Asset retirement obligations	16,545	15,513
Other current liabilities	5,819	12,851

Total current liabilities	164,403	174,225

Long-term debt, less current installments	201,876	197,206
Revolving lines of credit, less current portion	3,500	—
Workers’ compensation, less current portion	10,053	10,188
Excess of pneumoconiosis benefit obligation over trust assets	1,976	786
Postretirement medical benefits, less current portion	173,670	175,722
Pension and SERP obligations, less current portion	17,029	26,827
Deferred revenue, less current portion	77,647	84,243
Asset retirement obligations, less current portion	231,976	229,102
Intangible liabilities, net of accumulated amortization $9.0 million at September 30, 2010, and $7.7 million at December 31, 2009, respectively	9,039	10,300
Other liabilities	7,578	5,928

Total liabilities	898,747	914,527

Shareholders’ deficit:
Preferred stock of $1.00 par value
Authorized 5,000,000 shares;
Issued and outstanding 160,129 shares at September 30, 2010, and December 31, 2009	160	160
Common stock of $2.50 par value
Authorized 30,000,000 shares;
Issued and outstanding 11,104,952 shares at September 30, 2010, and 10,345,927 shares at December 31, 2009	27,761	25,864
Other paid-in capital	97,763	91,432
Accumulated other comprehensive loss	(30,778)	(31,223)
Accumulated deficit	(224,958)	(226,215)

Total Westmoreland Coal Company shareholders’ deficit	(130,052)	(139,982)
Noncontrolling interest	(3,695)	(1,817)

Total deficit	(133,747)	(141,799)

Total Liabilities and Shareholders’ Deficit	$765,000	$772,728

See accompanying Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands, except per share data)
Revenues	$124,080	$112,404	$378,152	$338,982

Cost, expenses and other:
Cost of sales	94,208	95,434	296,366	282,867
Depreciation, depletion and amortization	10,964	11,533	33,435	32,561
Selling and administrative	8,930	10,214	28,578	31,820
Heritage health benefit expenses	4,241	7,438	11,550	21,446
Loss (gain) on sales of assets	165	(12)	256	(58)
Other operating income	(2,267)	(2,452)	(6,519)	(9,249)

	116,241	122,155	363,666	359,387

Operating income (loss)	7,839	(9,751)	14,486	(20,405)

Other income (expense):
Interest expense	(5,756)	(5,755)	(17,245)	(17,271)
Interest income	603	684	1,380	2,362
Other income	17	1,698	907	5,782

	(5,136)	(3,373)	(14,958)	(9,127)

Income (loss) before income taxes	2,703	(13,124)	(472)	(29,532)
Income tax expense (benefit) from operations	285	(4,210)	149	(5,406)

Net income (loss)	2,418	(8,914)	(621)	(24,126)
Less net loss attributable to noncontrolling interest	(435)	(1,417)	(1,878)	(4,447)

Net income (loss) attributable to the Parent company	2,853	(7,497)	1,257	(19,679)
Less preferred stock dividend requirements	340	340	1,020	1,020

Net income (loss) applicable to common shareholders	$2,513	$(7,837)	$237	$(20,699)

Net income (loss) per share applicable to common shareholders:
Basic	$0.23	$(0.77)	$0.02	$(2.10)
Diluted	0.23	(0.77)	0.02	(2.10)

Weighted average number of common shares outstanding:
Basic	10,849	10,244	10,676	9,850
Diluted	10,911	10,244	10,758	9,850

Net income (loss) (from above)	$2,418	$(8,914)	$(621)	$(24,126)
Other comprehensive income (loss):
Amortization of accumulated actuarial losses and transition obligations, pension	332	270	996	1,574
Adjustment of accumulated actuarial losses and transition obligations, pension	—	—	—	(2,186)
Amortization of accumulated actuarial gains and transition obligations, postretirement medical benefits	(68)	1,770	(206)	5,368
Effect of pension plan freeze		10,670	—	10,670
Effect of postretirement plan amendments		15,426	—	15,426
Effect of postretirement discount rate changes		(16,136)	—	(16,136)
Unrealized and realized loss (gain) on available-for-sale securities	262	360	(345)	708

Comprehensive income (loss)	$2,944	$3,446	$(176)	$(8,702)

See accompanying Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statement of Shareholders’ Deficit
Nine Months Ended September 30, 2010
(Unaudited)

	Class A
	Convertible			Accumulated			Total
	Exchangeable			Other		Non-	Shareholders’
	Preferred	Common	Other Paid-	Compre-	Accumulated	controlling	Equity
	Stock	Stock	In Capital	hensive Loss	Deficit	Interest	(Deficit)
	(In thousands)
Balance at December 31, 2009 (160,129 preferred shares and 10,345,927 common shares outstanding)	$160	$25,864	$91,432	$(31,223)	$(226,215)	$(1,817)	$(141,799)

Common stock issued as compensation (281,525 shares)	—	703	2,503	—	—	—	3,206

Common stock options exercised (2,500 shares)	—	6	2	—	—	—	8
Contributions of Company stock to pension plan assets (475,000 shares)	—	1,188	3,826	—	—	—	5,014

Net income (loss)	—	—	—	—	1,257	(1,878)	(621)
Amortization of accumulated actuarial losses and transition obligations, pension	—	—	—	996	—	—	996
Amortization of accumulated actuarial gains and transition obligations, postretirement medical benefits	—	—	—	(206)	—	—	(206)

Unrealized and realized gains on available-for-sale securities	—	—	—	(345)	—	—	(345)

Balance at September 30, 2010 (160,129 preferred shares and 11,104,952 common shares outstanding)	$160	$27,761	$97,763	$(30,778)	$(224,958)	$(3,695)	$(133,747)

See accompanying Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30,
	2010	2009
	(In thousands)
Cash flows from operating activities:
Net loss	$(621)	$(24,126)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	33,435	32,561
Accretion of asset retirement obligation and receivable	8,687	7,482
Non-cash tax benefits	—	(5,712)
Amortization of intangible assets and liabilities, net	348	290
Share-based compensation	3,206	1,843
Loss (gain) on sales of assets	256	(58)
Non-cash interest expense	1,236	1,090
Amortization of deferred financing costs	1,691	1,476
Loss (gain) on impairment and sales of investment securities	(604)	412
Gain on derivative instruments	(132)	(5,948)
Changes in operating assets and liabilities:
Receivables, net	(3,916)	13,364
Inventories	995	(2,716)
Excess of pneumoconiosis benefit obligation over trust assets	1,190	1,868
Accounts payable and accrued expenses	10,715	(6,314)
Deferred revenue	(1,141)	10,012
Accrual for workers’ compensation	(143)	(391)
Asset retirement obligation	(4,543)	(551)
Accrual for postretirement medical benefits	(2,258)	6,566
Pension and SERP obligations	(3,789)	2,608
Other assets and liabilities	(7,028)	(6,240)

Net cash provided by operating activities	37,584	27,516

Cash flows from investing activities:
Additions to property, plant and equipment	(15,645)	(24,171)
Change in restricted investments and bond collateral and reclamation deposits	(4,118)	(4,561)
Net proceeds from sales of assets	389	929
Proceeds from the sale of investments	2,307	796
Receivable from customer for property and equipment purchases	117	(364)

Net cash used in investing activities	(16,950)	(27,371)

Cash flows from financing activities:
Change in book overdrafts	(1,389)	(602)
Repayments of long-term debt	(17,702)	(29,418)
Borrowings on revolving lines of credit	122,100	57,816
Repayments of revolving lines of credit	(118,100)	(48,916)
Debt issuance costs	—	(56)
Exercise of stock options	8	—

Net cash used in financing activities	(15,083)	(21,176)

Net increase (decrease) in cash and cash equivalents	5,551	(21,031)
Cash and cash equivalents, beginning of period	10,519	39,941

Cash and cash equivalents, end of period	$16,070	$18,910

Non-cash transactions:
Capital leases	$866	$8,984
See accompanying Notes to Consolidated Financial Statements.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. BASIS OF PRESENTATION
The accompanying unaudited consolidated financial statements include accounts of Westmoreland Coal Company, or the Company, and its subsidiaries and controlled entities. The Company’s current principal activities, all conducted within the United States, are the production and sale of coal from its mines in Montana, North Dakota and Texas, and the ownership of the Roanoke Valley power plants, or ROVA, in North Carolina. The Company’s activities are primarily conducted through wholly owned subsidiaries, which generally have obtained separate financing. All intercompany transactions and accounts have been eliminated in consolidation.
The Company’s Absaloka Mine is owned by its subsidiary Westmoreland Resources, Inc., or WRI. The right to mine coal at the Absaloka Mine has been subleased to an affiliated entity whose operations the Company controls. The Beulah, Jewett, Rosebud, and Savage Mines are owned through the Company’s subsidiary Westmoreland Mining LLC, or WML.
These quarterly consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, or the 2009 Form 10-K. The accounting principles followed by the Company are set forth in the Notes to the Company’s consolidated financial statements in its 2009 Form 10-K. Most of the descriptions of the accounting principles and other footnote disclosures previously made have been omitted in this report so long as the interim information presented is not misleading.
The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles and require use of management’s estimates. The financial information contained in this Form 10-Q is unaudited, but reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial information for the periods shown. Such adjustments are of a normal recurring nature. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of results to be expected for the year ending December 31, 2010. Certain prior year amounts have been reclassified to conform to the current year presentation.
Liquidity
The Company has suffered recurring losses from operations, has violated debt covenants, has a working capital deficit, and has a net capital deficiency. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about the Company’s ability to continue as a going concern.
WRI was not in compliance with the net worth requirement contained in its Business Loan Agreement at April 30, 2010 and does not expect to meet this requirement for at least the next twelve months. As a result of this non-compliance, the interest rates on WRI’s term debt and revolving line of credit were increased 1% (to 8% and 7%, respectively, at September 30, 2010). These increased interest rates will continue as long as the non-compliance with the net worth requirement exists. This non-compliance is not considered an event of default under the Business Loan Agreement and WRI has therefore classified its term debt as a noncurrent liability. WRI’s non-compliance with the net worth requirement in its Business Loan Agreement triggers a cross default in the Company’s convertible notes. On August 2, 2010, the Company obtained a waiver from its convertible notes lenders regarding this cross default, and thus classified its convertible notes as noncurrent liabilities at September 30, 2010. This waiver states that the convertible notes lenders waive their rights with this cross default as long as WRI’s non-compliance with its net worth requirement is not considered an event of default. In consideration of this waiver, the interest rate on the convertible notes increased 1% on July 1, 2010 to 10%. See Note 5 for additional information on the covenant non-compliance.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
The Company is a holding company, also referred to as the Parent, and conducts its operations through subsidiaries, which generally have obtained separate financing. The Company has significant cash requirements to fund its ongoing heritage health benefit costs and corporate overhead expenses. The principal sources of cash flow to the Parent are distributions from its principal operating subsidiaries. Both WML and ROVA have a credit agreement that contains restrictions on the ability of such subsidiary to contribute funds to the Company in the form of dividends. Based on ROVA’s debt service requirements, the Company does not anticipate a dividend from ROVA for the foreseeable future, as all of ROVA’s operating cash will be used to fund its debt. The WRI loan agreement permits dividends to be paid by WRI to the Parent with fewer restrictions, allowing more flexibility in the timing and amount of dividends.
The following are the primary factors impacting the Company’s liquidity:
•	The Company’s heritage health benefit obligations are funded by distributions from its operating subsidiaries. The Company’s heritage health benefit costs consist of payments for various types of postretirement medical benefits. Due to plan amendments that were implemented through April 2010, which modernized the method by which prescription drugs are provided to retirees, the Company significantly reduced its heritage health benefit obligations.
•	Pension obligations are funded primarily by the Company’s subsidiary operations. Funds contributed to the pension plans by the Company’s subsidiaries reduce distributions available to the Parent. While the Company froze one of its pension plans in 2009, it is still required to make significant contributions to the plans as a result of the significant decline in the value of its trust assets in 2009. Under certain circumstances, the Company is able to make a portion of these contributions in the form of Company stock.
•	The Company has significant levels of debt and related restrictions under current debt agreements, which limit the ability of its subsidiaries, WML and ROVA, to pay dividends to the Parent.
•	The Company anticipates that, as it permits additional mining areas to provide for on-going operations, its bonding requirements will increase significantly and the cash collateral requirements will increase as well.
As a result of significant increases in operating profits, a decrease in the Company’s heritage health benefit costs, its ability to access funds from WRI’s revolving line of credit and an increase in WRI’s term debt, the Company anticipates that its cash from operations and available borrowing capacity will be sufficient to meet its cash requirements for the foreseeable future. The Company projects that the margin by which it will be able to meet its cash requirements will increase over the remainder of 2010 and into 2011. The Company’s projections assume WRI’s renewal of its revolving line of credit prior to its November 18, 2010 expiration. WRI is currently in discussions with its lender concerning this renewal.
The Company believes it can satisfy its liquidity needs for the foreseeable future without relying on proceeds from sales of assets or securities or other capital-raising transactions.
2. ACCOUNTING POLICIES
Newly Adopted Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board, or FASB, issued authoritative guidance which prescribes a qualitative model for identifying whether a company has a controlling financial interest in a variable interest entity, or VIE. The model identifies two primary characteristics of a controlling financial interest: (1) provides a company with the power to direct significant activities of the VIE, and (2) obligates a company to absorb losses of and/or provides rights to receive benefits from the VIE. This guidance requires a company to reassess on an ongoing basis whether it holds a controlling financial interest in a VIE. A company that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. This statement is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance had no impact on the Company’s financial position, results of operations, or the consolidation of its VIE entity.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
In January 2010, the FASB issued authoritative guidance which requires additional disclosures and clarifies certain existing disclosure requirements regarding fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted this guidance effective January 1, 2010. However, none of the specific additional disclosures were applicable at September 30, 2010.
3. INVENTORIES
Inventories consisted of the following:

	September 30,	December 31,
	2010	2009
	(In thousands)
Coal	$1,340	$1,158
Materials and supplies	24,115	25,713
Reserve for obsolete inventory	(579)	(1,000)

Total	$24,876	$25,871

4. RESTRICTED INVESTMENTS AND BOND COLLATERAL
The Company’s restricted investments and bond collateral consists of the following:

	September 30,	December 31,
	2010	2009
	(In thousands)
Coal Segment:
Westmoreland Mining — debt reserve account	$5,064	$5,064
Reclamation bond collateral:
Rosebud Mine	12,422	12,462
Absaloka Mine	10,935	9,228
Jewett Mine	2,253	1,502
Beulah Mine	1,270	1,270

Power Segment:
Debt protection account	7,472	8,104
Repairs and maintenance account	800	—
Ash reserve account	601	600

Corporate Segment:
Workers’ compensation bonds	6,329	6,118
Postretirement medical benefit bonds	5,085	3,840

Total restricted investments and bond collateral	$52,231	$48,188

For all of its restricted investments and bond collateral accounts, the Company can select from limited fixed-income investment options for the funds and receive the investment returns on these investments. Funds in the restricted investment and bond collateral accounts are not available to meet the Company’s cash needs.
These accounts include held-to-maturity and available-for-sale securities. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts calculated on the effective interest method. Interest income is recognized when earned. Available-for-sale securities are reported at fair value with unrealized gains and losses excluded from earnings and reported in Accumulated other comprehensive loss.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
The Company’s carrying value and estimated fair value of its restricted investments and bond collateral at September 30, 2010 are as follows:

	Carrying Value	Fair Value
	(In thousands)
Cash and cash equivalents	$35,931	$35,931
Time deposits	10,576	10,576
Held-to-maturity securities	2,787	3,205
Available-for-sale securities	2,937	2,937

	$52,231	$52,649

The Company recorded a $0.1 million gain during the nine months ended September 30, 2010 on the sale of available-for-sale securities held as restricted investments and bond collateral.
Pursuant to the terms of its loan agreement with Prudential, ROVA’s debt service coverage ratio determines the funding levels within its debt protection accounts. These funding levels fall into a waterfall calculation, which indicates the priority to which funds are to be applied. The waterfall calculation allows an underfunding of debt protection accounts as long as funds are applied according to the loan agreement. Following its July 30, 2010 debt service coverage ratio calculation, the loan agreement indicated a funding level of six months of subsequent debt service reserves to be maintained at ROVA’s next funding date of October 29, 2010. As of October 29, 2010, ROVA’s debt service reserves were fully funded.
Held-to-Maturity and Available-for-Sale Restricted Investments and Bond Collateral
The amortized cost, gross unrealized holding gains and fair value of held-to-maturity securities at September 30, 2010, is as follows (in thousands):

Amortized cost	$2,787
Gross unrealized holding gains	418

Fair value	$3,205

Maturities of held-to-maturity securities are as follows at September 30, 2010:

	Amortized Cost	Fair Value
	(In thousands)
Due in five years or less	$644	$742
Due after five years to ten years	751	904
Due in more than ten years	1,392	1,559

	$2,787	$3,205

The cost basis, gross unrealized holding gains and fair value of available-for-sale securities at September 30, 2010, is as follows (in thousands):

Cost basis	$2,566
Gross unrealized holding gains	371

Fair value	$2,937

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
5. LINES OF CREDIT AND LONG-TERM DEBT
The amounts outstanding under the Company’s lines of credit and long-term debt consist of the following:

	Total Debt Outstanding
	September 30,	December 31,
	2010	2009
	(In thousands)
Westmoreland Mining, LLC:
Revolving line of credit	$—	$—
Term debt	125,000	125,000
Capital lease obligations	19,235	22,360
Other term debt	482	1,463
Westmoreland Resources, Inc.:
Revolving line of credit	16,900	16,400
Term debt	10,200	12,000
Capital lease obligations	8,287	9,864
ROVA:
Revolving line of credit	3,500	—
Term debt	46,220	55,575
Debt premiums	532	880
Corporate:
Convertible notes	18,495	17,258
Debt discount	(5,205)	(6,105)

Total debt outstanding	243,646	254,695
Less current portion	(38,270)	(57,489)

Total debt outstanding, less current portion	$205,376	$197,206

The following table presents aggregate contractual debt maturities of all long-term debt and the lines of credit at September 30, 2010 (in thousands):

Remainder of 2010	$19,385
2011	25,013
2012	32,332
2013	54,848
2014	33,936
Thereafter	82,805

Total	248,319
Less: debt discount	(4,673)

Total debt	$243,646

Westmoreland Mining LLC
In the nine months ended September 30, 2010, WML repaid $5.0 million of its capital lease obligations and other term debt. WML entered into capital lease agreements in the amount of $0.9 million for the nine months ended September 30, 2010. The weighted average interest rate for WML’s capital leases and other term debt was 7.92% and 6.33%, respectively, at September 30, 2010.
The available balance on the $25.0 million revolving line of credit at September 30, 2010, was $23.1 million. The revolving line of credit supports a $1.9 million letter of credit, which reduces the available balance. The interest rate on the revolving line of credit was 3.75% at September 30, 2010.
WML’s lending arrangements contain, among other conditions, events of default and various affirmative and negative covenants. As of September 30, 2010, WML was in compliance with all covenants.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
Westmoreland Resources, Inc.
In the nine months ended September 30, 2010, WRI repaid $3.4 million of its outstanding term debt and capital lease obligations. WRI did not enter into any capital lease or other debt agreements during the nine months ended September 30, 2010. The weighted average interest rate for WRI’s capital leases was 7.57% at September 30, 2010. Interest on WRI’s term debt and its revolving line of credit was 8.0% and 7.0%, respectively, at September 30, 2010.
The balance outstanding on WRI’s $20.0 million revolving line of credit at September 30, 2010 was $16.9 million. At September 30, 2010, the WRI revolving line of credit had unused borrowings of $3.1 million. The maturity date for this revolving line of credit is November 18, 2010. WRI is currently in discussions with its lender concerning the renewal of its revolving line of credit prior to its expiration.
WRI’s Business Loan Agreement requires it to comply with numerous covenants and minimum financial ratio requirements primarily related to debt coverage, tangible net worth, capital expenditures, and operations. Primarily as a result of unfavorable market conditions driving decreases in tonnages sold, WRI was not in compliance with the net worth requirement contained in its Business Loan Agreement at April 30, 2010 and does not expect to meet this requirement for at least the next twelve months. As a result of this non-compliance, the interest rates on WRI’s term debt and revolving line of credit were increased 1% (to 8% and 7%, respectively, at September 30, 2010). These increased interest rates will continue as long as the non-compliance with the net worth requirement exists. This non-compliance is not considered an event of default under the Business Loan Agreement and WRI has therefore classified its term debt as a noncurrent liability. As of September 30, 2010, WRI was in compliance with all covenants, with the exception of the net worth requirement.
ROVA
In the nine months ended September 30, 2010, ROVA repaid $9.4 million of its outstanding fixed rate term debt. The weighted average interest rate on the fixed rate term debt was 9.93% at September 30, 2010.
ROVA’s $6.0 million revolving line of credit had an outstanding balance of $3.5 million at September 30, 2010. At September 30, 2010, the ROVA revolving line of credit had unused borrowings of $2.5 million. Interest on the revolving line of credit is payable quarterly at the three-month LIBOR rate plus 1.375% (1.67% per annum at September 30, 2010).
The fixed rate term debt and the revolving line of credit are secured by a pledge of the quarterly cash distributions from ROVA. ROVA is required to comply with numerous loan covenants primarily related to interest and fixed charge coverage and its operations. As of September 30, 2010, ROVA was in compliance with such covenants.
Convertible Debt
The Company paid interest in kind on its senior secured convertible notes through the issuance of $1.2 million of additional notes during the nine months ended September 30, 2010. This resulted in an additional 123,644 shares of common stock being issuable on conversion of the convertible notes at a conversion price of $10.00 per share, bringing the total to 1,849,453 shares at September 30, 2010. The Company can continue to pay interest in kind as long as the balance of the convertible notes remains below $18.8 million. The balance of the convertible notes as of September 30, 2010 was $18.5 million, and thus the Company will not be able to pay interest in kind beyond the fourth quarter of 2010. The convertible notes mature on March 4, 2013.
The note purchase agreement contains affirmative and negative covenants. The notes may be declared immediately due and payable upon the occurrence of certain events of default, and the notes are immediately due and payable without declaration upon the occurrence of other events of default. WRI’s non-compliance with the net worth requirement in its Business Loan Agreement triggers a cross default in the Company’s convertible notes. On August 2, 2010, the Company obtained a waiver from its lenders regarding this cross default, and thus classified its convertible notes as noncurrent liabilities at September 30, 2010. This waiver states that the convertible notes lenders waive their rights with this cross default as long as WRI’s non-compliance with its net worth requirement is not considered an event of default. In consideration of this waiver, the interest rate on the convertible notes increased 1% on July 1, 2010 to 10%. As of September 30, 2010, the Company was in compliance with all covenants, with the exception of the cross default that has been waived.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
6. PENSION AND POSTRETIREMENT MEDICAL BENEFITS
Pension
The Company provides pension benefits to qualified full-time employees pursuant to collective bargaining agreements. The Company froze its pension plan for non-union employees in 2009.
The Company incurred net periodic benefit costs of providing these pension benefits during the three and nine months ended September 30, 2010 and 2009, as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Components of net periodic benefit cost:
Service cost	$147	$115	$458	$1,462
Interest cost	1,168	1,142	3,505	3,699
Expected return on plan assets	(1,092)	(857)	(3,277)	(2,501)
Amortization of deferred items	332	270	996	1,574
Curtailment loss	—	204	—	204

Total net periodic benefit cost	$555	$874	$1,682	$4,438

The Company is required by a WML loan covenant to ensure that by 8.5 months after the end of the plan year, the value of its pension assets are at least 90% of the plan’s year end actuarially determined pension liability. The Company was in compliance with this loan covenant as of September 30, 2010.
The Company contributed $5.3 million in cash and $5.0 million in Company stock to its retirement plans in the nine months ended September 30, 2010. The Company expects to make approximately $0.6 million of pension plan contributions during the remainder of 2010.
Postretirement Medical Benefits
The Company provides postretirement medical benefits to retired employees and their dependents, mandated by the Coal Industry Retiree Health Benefit Act of 1992 and pursuant to collective bargaining agreements. The Company also provides these benefits to qualified full-time employees pursuant to collective bargaining agreements.
The Company incurred net periodic benefit costs of providing postretirement medical benefits during the three and nine months ended September 30, 2010 and 2009, as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Components of net periodic benefit cost:
Service cost	$133	$184	$403	$631
Interest cost	2,625	4,055	7,874	12,430
Amortization of deferred items	(68)	1,770	(206)	5,368

Total net periodic benefit cost	$2,690	$6,009	$8,071	$18,429

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
The following table shows the net periodic medical benefit costs that relate to current operations and former mining operations:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Former mining operations	$2,311	$5,555	$6,935	$16,844
Current operations	379	454	1,136	1,585

Total net periodic benefit cost	$2,690	$6,009	$8,071	$18,429

The costs for the former mining operations are included in Heritage health benefit expenses and the costs for current operations are included as operating expenses.
The Company expects to pay approximately $3.4 million for postretirement medical benefits during the remainder of 2010, net of Medicare Part D reimbursements. A total of $3.4 million and $11.2 million were paid in the three and nine months ended September 30, 2010, respectively, net of Medicare Part D reimbursements.
On March 23, 2010, the Patient Protection and Affordable Care Act, or PPACA, was signed into law, potentially impacting the Company’s costs to provide healthcare benefits to its retired employees. The PPACA has both short-term and long-term implications on healthcare benefit plan standards. Implementation of this legislation is planned to occur in phases, with plan standard changes taking effect beginning in 2010, but to a greater extent with the 2011 benefit plan year and extending through 2018. The Company is currently analyzing this legislation to determine the full extent of the impact of the required plan standard changes on its employee healthcare plans and the resulting costs. Accordingly, as of September 30, 2010, the Company has not made any changes to the assumptions used to determine its postretirement medical benefit obligation. The Company will continue to evaluate the impact of the PPACA in future periods as additional information and guidance becomes available.
Pneumoconiosis (Black Lung) Benefits
The PPACA also amended previous legislation related to black lung disease, providing automatic extension of awarded lifetime benefits to surviving spouses and providing changes to the legal criteria used to assess and award claims. Since the legislation passed on March 23, 2010, the Company has experienced a significant increase in claims filed compared to the corresponding period in prior years. However, the Company has not been able to determine what, if any, additional impact may result from these claims due to lack of claims experience under the new legislation and court rulings interpreting the new provisions. The Company will continue to evaluate the impact of the PPACA in future periods as additional information, interpretations, guidance and claims experience becomes available.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
7. HERITAGE HEALTH BENEFIT EXPENSES
The caption Heritage health benefit expenses used in the Consolidated Statements of Operations refers to costs of benefits the Company provides to its former mining operation employees. The components of these expenses are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Health care benefits	$2,932	$5,777	$7,551	$16,725
Combined benefit fund payments	756	802	2,268	2,406
Workers’ compensation benefits	175	146	540	447
Black lung benefits	378	713	1,191	1,868

Total	$4,241	$7,438	$11,550	$21,446

The decrease in heritage health benefit expenses was primarily due to an agreement the Company entered into to modernize the method by which prescription drugs are provided to retirees.
8. ASSET RETIREMENT OBLIGATIONS, CONTRACTUAL THIRD-PARTY RECLAMATION RECEIVABLES, AND RECLAMATION DEPOSITS
The asset retirement obligations, contractual third-party reclamation receivables, and reclamation deposits for each of the Company’s mines and ROVA at September 30, 2010, are summarized below:

		Contractual Third-
	Asset Retirement	Party Reclamation	Reclamation
	Obligations	Receivables	Deposits
	(In thousands)
Rosebud	$123,611	$22,390	$71,094
Jewett	68,305	68,305	—
Absaloka	34,123	306	—
Beulah	19,167	—	—
Savage	2,612	—	—
ROVA	703	—	—

Total	$248,521	$91,001	$71,094

Asset Retirement Obligations
Changes in the Company’s asset retirement obligations during the nine months ended September 30, 2010 and 2009 were as follows:

	Nine Months Ended
	September 30,
	2010	2009
	(In thousands)
Asset retirement obligations, beginning of period	$244,615	$222,708
Accretion	14,830	13,072
Liabilities settled	(10,924)	(5,422)

Asset retirement obligations, end of period	248,521	230,358
Less current portion	(16,545)	(18,316)

Asset retirement obligations, less current portion	$231,976	$212,042

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
Contractual Third-Party Reclamation Receivables
The Company has recognized an asset of $91.0 million as contractual third-party reclamation receivables, representing the present value of customer obligations to reimburse the Company for reclamation expenditures at the Company’s Rosebud, Jewett and Absaloka Mines.
During the nine months ended September 30, 2010, the Company increased its Contractual third-party reclamation receivables by $9.0 million due to a customer reclamation claim settlement. A corresponding decrease was recorded to Capitalized asset retirement cost.
Reclamation Deposits
The Company’s reclamation deposits will be used to fund final reclamation activities. The Company’s carrying value and estimated fair value of its reclamation deposits at September 30, 2010 are as follows:

	Carrying Value	Fair Value
	(In thousands)
Cash and cash equivalents	$35,990	$35,990
Held-to-maturity securities	16,951	18,523
Time deposits	15,903	15,903
Available-for-sale securities	2,250	2,250

	$71,094	$72,666

The Company recorded a $0.6 million gain during the nine months ended September 30, 2010 on the sale of available-for-sale securities held as reclamation deposits.
Held-to-maturity and Available-for-sale Reclamation Deposits
The amortized cost, gross unrealized holding gains and losses and fair value of held-to-maturity securities at September 30, 2010, are as follows (in thousands):

Amortized cost	$16,951
Gross unrealized holding gains	1,573
Gross unrealized holding losses	(1)

Fair value	$18,523

Maturities of held-to-maturity securities at September 30, 2010, are as follows:

	Amortized Cost	Fair Value
	(In thousands)
Due in five years or less	$3,388	$3,872
Due after five years to ten years	4,372	4,567
Due in more than ten years	9,191	10,084

	$16,951	$18,523

The cost basis, gross unrealized holding gains and fair value of available-for-sale securities at September 30, 2010 are as follows (in thousands):

Cost basis	$2,000
Gross unrealized holding gains	250

Fair value	$2,250

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
9. DERIVATIVE INSTRUMENTS
Derivative Liabilities
The Company evaluates all of its financial instruments to determine if such instruments are derivatives, derivatives that qualify for the normal purchase normal sale exception, or contain features that qualify as embedded derivatives. All derivative financial instruments, except for derivatives that qualify for the normal purchase normal sale exception, are recognized in the balance sheet at fair value. Changes in fair value are recognized in earnings if they are not eligible for hedge accounting or other comprehensive income if they qualify for cash flow hedge accounting.
The Company’s warrant expired August 20, 2010.
The fair value of the conversion feature in the Company’s convertible debt instrument was determined using the following assumptions at September 30, 2010:

Stock Price	Bond Yield
$9.86	6.12
The fair value of outstanding derivative instruments not designated as hedging instruments on the accompanying Consolidated Balance Sheet was as follows:

	Balance Sheet	September 30,	December 31,
Derivative Instruments	Location	2010	2009
	(In thousands)
Convertible debt — conversion feature	Other liabilities	$—	$—
Warrant	Other liabilities	—	30
The effect of derivative instruments not designated as hedging instruments on the accompanying Consolidated Statements of Operations was as follows:

		Three Months Ended		Nine Months Ended
	Statement of	September 30,		September 30,
Derivative Instruments	Operations Location	2010	2009	2010	2009
(In thousands)
Convertible debt — conversion feature	Other income	$—	$1,326	$102	$5,674
Warrant	Other income	—	160	30	274
10. FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 4, 8 and 9 for additional disclosures related to fair value measurements.
Fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.
•	Level 1, defined as observable inputs such as quoted prices in active markets for identical assets.
•	Level 2, defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
The table below sets forth, by level, the Company’s financial assets and liabilities that are accounted for at fair value:

	Fair Value at September 30, 2010
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets:
Available-for-sale investments included in Restricted investments and bond collateral	$2,937	$—	$—	$2,937
Available-for-sale investments included in Reclamation deposits	2,250	—	—	2,250

Total assets	$5,187	$—	$—	$5,187

Liabilities:
Convertible debt — conversion feature	$—	$—	$—	$—
Warrant	—	—	—	—

Total liabilities	$—	$—	$—	$—

The following table summarizes the change in the fair values of the derivative instrument liabilities categorized as Level 3:

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010
	(In thousands)
Beginning balance	$—	$30
Additional debt discount	—	102
Change in fair value	—	(132)

Ending balance	$—	$—

The Company calculates the fair value of its debt by using discount rate estimates based on interest rates as of September 30, 2010. The estimated fair values of the Company’s debt with fixed interest rates, excluding conversion feature values, are as follows:

	Carrying Value	Fair Value
	(In thousands)
December 31, 2009	$192,608	$201,352
September 30, 2010	$185,042	$198,670
11. SHAREHOLDERS’ EQUITY
Preferred Stock
The Company has outstanding Series A Convertible Exchangeable Preferred Stock on which cumulative dividends of $2.125 per share are payable quarterly. Under the terms of the Series A Preferred Stock, the Company can redeem preferred shares at any time for the redemption value of $100.00 plus accumulated dividends paid in cash; however, the Company’s convertible note purchase agreement prohibits the Company from paying dividends on or redeeming preferred or common stock so long as the convertible notes are outstanding.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
The amount of dividends accumulated through and including October 1, 2010 and the redemption value of preferred shares are shown below:

			Extended Total
	Shares	Per Share	(in millions)
Dividends accumulated	160,129	$122.40	$19.6
Redemption value	160,129	$100.00	16.0

Total			$35.6

Restricted Net Assets
At September 30, 2010, the subsidiaries of the Parent had approximately $107.8 million of net assets that were not available to be transferred to the Parent in the form of dividends, loans, or advances due to restrictions contained in the credit facilities of these subsidiaries.
12.	RESTRICTED STOCK UNITS, STOCK OPTIONS, AND STOCK APPRECIATION RIGHTS (SARs)
The Company recognized compensation expense from share-based arrangements shown in the following table:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Recognition of fair value of restricted stock units, stock options, and stock appreciation rights over vesting period	$208	$226	$792	$471

Contributions of stock to the Company’s 401(k) plan	669	535	2,414	1,391
Compensation credit for performance units based on increases in the Company’s stock price	—	—	—	(19)

Total share-based compensation expense	$877	$761	$3,206	$1,843

Restricted Stock Units
A summary of restricted stock unit activity for the nine months ended September 30, 2010, is as follows:

			Weighted Average	Unamortized
			Grant-Date Fair	Compensation
	Units		Value	Expense
Non-vested at December 31, 2009	96,558		$8.36
Granted	157,833		$8.31
Vested	(44,755	)(1)	$9.14
Forfeited	(3,734)		$8.17

Non-vested at September 30, 2010	205,902		$8.16	$1,502,805	(2)

[1]	Common stock is issued upon vesting.

[2]	Expected to be recognized over the next three years.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
Stock Options
Information with respect to stock option activity for the nine months ended September 30, 2010, is as follows:

			Weighted
			Average
			Remaining
		Weighted	Contractual	Aggregate	Unamortized
	Stock	Average	Life	Intrinsic	Compensation
	Options	Exercise Price	(in years)	Value	Expense
Outstanding at December 31, 2009	354,224	$18.78
Exercised	(2,500)	$3.38		$16,588
Expired or forfeited	(2,834)	$21.40

Outstanding at September 30, 2010	348,890	$18.87	4.4	$—

Options exercisable at September 30, 2010	301,800	$18.48	3.9	$—	$410,620	(1)

[1]	Expected to be recognized over the next year.
Stock Appreciation Rights
Information with respect to stock appreciation rights, or SARs, activity for the nine months ended September 30, 2010, is as follows:

			Weighted
			Average
			Remaining
		Weighted	Contractual	Aggregate	Unamortized
		Average Base	Life	Intrinsic	Compensation
	SARs	Price	(in years)	Value	Expense
Outstanding at December 31, 2009	155,334	$21.91
Outstanding at September 30, 2010	155,334	$21.91	3.7	$—

SARs exercisable at September 30, 2010	155,334	$21.91	3.7	$—	$—

13. EARNINGS PER SHARE
Basic earnings (loss) per share has been computed by dividing the net income (loss) applicable to common shareholders by the weighted average number of shares of common stock outstanding during each period. Net income (loss) applicable to common shareholders includes the adjustment for net income or loss attributable to noncontrolling interest. Diluted earnings (loss) per share is computed by including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes and securities, stock options, stock appreciation rights, restricted stock units and warrants. No such items were included in the computation of diluted loss per share in the three or nine months ended September 30, 2009 because the Company incurred a loss from operations in each of these periods and the effect of inclusion would have been anti-dilutive.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
The following table provides the basis for earnings (loss) per share calculations by presenting the income (loss) available to common shareholders of the Company and by reconciling basic and diluted weighted average shares outstanding:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Income (loss) for basic earnings per share calculation:
Net income (loss) allocated to common shareholders	$2,513	$(7,837)	$237	$(20,699)

Weighted average shares outstanding:
Basic weighted average shares outstanding	10,849	10,244	10,676	9,850
Effect of restricted stock units, stock options, SARs and warrants shares	62	—	82	—
Effect of convertible notes and securities	—	—	—	—

Diluted weighted average shares outstanding	10,911	10,244	10,758	9,850

The table below shows the number of shares that were excluded from the calculation of diluted income (loss) per share because their inclusion would be anti-dilutive to the calculation:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Convertible notes and securities	2,943	2,782	2,943	2,782
Restricted stock units, stock options, SARs, and warrant shares	649	817	628	817

Total shares excluded from diluted shares calculation	3,592	3,599	3,571	3,599

14. INCOME TAX
The PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy beginning in years ending after December 31, 2010. As a result of the PPACA, employers that receive the Medicare Part D subsidy will recognize the deferred tax effects of the reduced deductibility of the postretirement prescription drug coverage in the period the PPACA was enacted. On March 30, 2010, a companion bill, the Reconciliation Act, was signed into law. The Reconciliation Act reduces the effect of the PPACA on affected employers by deferring for two years (until years ending after December 31, 2012) the reduced deductibility of the postretirement prescription drug coverage. Accounting for income taxes requires that the effect of adjusting the deferred tax asset for the elimination of this deduction be included in income from continuing operations. However, entities that have a full valuation allowance for this deferred tax asset would recognize a related decrease in the valuation allowance. As the Company has a full valuation allowance against its related deferred tax asset, this change in tax law regarding the Medicare Part D subsidy will not have an effect on the Company’s income from continuing operations. The effect of this change in tax law is a reduction of $7.2 million of the Company’s deferred tax assets with a corresponding decrease in its valuation allowance. In addition, this change in the tax deduction does not affect the pre-tax expense or corresponding liability for postretirement prescription drug benefits.
For the three and nine months ended September 30, 2009, the Company recorded a tax benefit of $4.5 million and $5.7 million, respectively, due to a non-cash income tax benefit related to gains recorded within other comprehensive income during the first nine months of 2009. Generally accepted accounting principles, or GAAP, require that all items be considered, including items recorded in other comprehensive income, in determining the amount of tax benefit that results from a loss from continuing operations that should be allocated to continuing operations. In accordance with GAAP, the Company recorded a tax benefit on its loss from continuing operations, which was exactly offset by income tax expense on other comprehensive income.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
15. BUSINESS SEGMENT INFORMATION
Segment information is based on a management approach, which requires segmentation based upon the Company’s internal organization and reporting of revenue and operating income.
The Company’s operations are classified into four segments: coal, power, heritage and corporate.
Summarized financial information by segment is as follows:

	Coal	Power	Heritage	Corporate	Consolidated
	(In thousands)
Three Months Ended September 30, 2010
Revenues	$100,482	$23,598	$—	$—	$124,080
Depreciation, depletion, and amortization	8,334	2,529	—	101	10,964
Operating income (loss)	8,869	5,059	(4,729)	(1,360)	7,839
Total assets	530,751	213,665	11,769	8,815	765,000
Capital expenditures	6,155	219	—	(272)	6,102
Three Months Ended September 30, 2009
Revenues	$91,708	$20,696	$—	$—	$112,404
Depreciation, depletion, and amortization	9,002	2,432	—	99	11,533
Operating income (loss)	(78)	680	(8,295)	(2,058)	(9,751)
Total assets	530,017	225,550	4,852	12,756	773,175
Capital expenditures	7,308	954	—	39	8,301
Nine Months Ended September 30, 2010
Revenues	$310,490	$67,662	$—	$—	$378,152
Depreciation, depletion, and amortization	25,565	7,588	—	282	33,435
Operating income (loss)	21,944	10,536	(12,745)	(5,249)	14,486
Total assets	530,751	213,665	11,769	8,815	765,000
Capital expenditures	13,752	1,349	—	544	15,645
Nine Months Ended September 30, 2009
Revenues	$272,891	$66,091	$—	$—	$338,982
Depreciation, depletion, and amortization	24,976	7,299	—	286	32,561
Operating income (loss)	1,674	8,850	(24,424)	(6,505)	(20,405)
Total assets	530,017	225,550	4,852	12,756	773,175
Capital expenditures	21,874	2,198	—	99	24,171
A reconciliation of segment income (loss) from operations to income (loss) before income taxes follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Income (loss) from operations	$7,839	$(9,751)	$14,486	$(20,405)
Interest expense	(5,756)	(5,755)	(17,245)	(17,271)
Interest income	603	684	1,380	2,362
Other income	17	1,698	907	5,782

Income (loss) before income taxes	$2,703	$(13,124)	$(472)	$(29,532)

16. CONTINGENCIES
The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

ITEM 2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Cautionary Note Regarding Forward-Looking Statements
This Quarterly Report on Form 10-Q contains “forward-looking statements.” Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our projection that the margin by which we will be able to meet our cash requirements will increase over the remainder of 2010 and into 2011, our expected increase in tons of coal to be delivered, increase in power segment profits, an expected decrease in heritage health benefit expenses, anticipated compliance with debt covenants and waiver agreement requirements, an expected decrease in pension expenses due to the pension freeze, an expected increase in our restricted investments and bond collateral, our expectation that we will not need to rely on proceeds from the sale of assets or securities or participate in other capital raising transactions to satisfy liquidity needs for the foreseeable future and our expectation that our cash from operations and available borrowing capacity will be sufficient to meet our cash requirements for the foreseeable future.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include political, economic, business, competitive, market, weather and regulatory conditions and the following:
•	changes in our postretirement medical benefit and pension obligations and the impact of the recently enacted healthcare legislation;
•	changes in our black lung obligations, changes in our experience related to black lung claims, and the impact of the recently enacted healthcare legislation;
•	our potential inability to renew WRI’s revolving line of credit by November 18, 2010;
•	our potential inability to expand or continue current coal operations due to limitations in obtaining bonding capacity for new mining permits;
•	our potential inability to maintain compliance with debt covenant and waiver agreement requirements;
•	the potential inability of our subsidiaries to pay dividends to us due to restrictions in our debt arrangements, reductions in planned coal deliveries or other business factors;
•	risks associated with the structure of ROVA’s contracts with its lenders, coal suppliers and power purchaser, which could dramatically affect the overall profitability of ROVA;
•	the effect of EPA inquiries and regulations on the operations of ROVA;
•	the effect of mark-to-market accounting on the conversion feature of our convertible debt due to volatility in our stock price;
•	the effect of prolonged maintenance or unplanned outages at our operations or those of our major power generating customers;
•	future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases; and
•	the other factors that are described in “Risk Factors” herein and under Part II, Item 1A and under Part I, Item 1A of the 2009 Form 10-K.
Any forward-looking statement made by us in this Quarterly Report on Form 10-Q speaks only as of the date on which it was made. Factors or events that could cause our actual results to differ may emerge from time-to-time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
Overview
Westmoreland Coal Company is an energy company whose operations include five surface coal mines in Montana, North Dakota and Texas and two coal-fired power-generating units with a total capacity of 230 megawatts in North Carolina. We sold 24.3 million tons of coal in 2009. Our two principal operating segments are our coal segment and our power segment, in addition to two non-operating segments.
We are a holding company and conduct our operations through subsidiaries, which generally have obtained separate financing. We have significant cash requirements to fund our ongoing heritage health benefit costs and corporate overhead expenses. The principal sources of cash flow to us are distributions from our principal operating subsidiaries. Each of WML and ROVA has a credit agreement that contains restrictions on the ability of such subsidiary to contribute funds to us in the form of dividends. The WRI loan agreement permits dividends to be paid by WRI to us with fewer restrictions, allowing more flexibility in the timing and amounts of dividends.
Concerning our liquidity, we have significantly increased our operating profits and have decreased our heritage health benefit costs. As a result of this and our ability to access funds from WRI’s revolving line of credit (which is subject to renewal November 18, 2010) and an increase in WRI’s term debt; we anticipate that our cash from operations and available borrowing capacity will be sufficient to meet our cash requirements for the foreseeable future. We project that the margin by which we will be able to meet our cash requirements will increase over the remainder of 2010 and into 2011. For additional discussion, please refer to the Liquidity and Capital Resources later in this section.
Legislation Enacted
On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The legislation, among other matters, requires mining companies to provide specific detailed information on health and safety violations on a mine-by-mine basis, and will require disclosure of payments made to foreign governments and the Federal Government to further the commercial development of minerals. We have made the required health and safety violation disclosures in Part II, Item 5 “Other Information.” Implementing regulations regarding government payment disclosures have not yet been adopted.
Healthcare Reform
In March 2010, the Patient Protection and Affordable Care Act, or PPACA was enacted, potentially impacting our costs to provide healthcare benefits to our active and retired employees and benefits related to black lung. The PPACA has both short-term and long-term implications on healthcare benefit plan standards. Implementation of this legislation is planned to occur in phases, with plan standard changes taking effect beginning in 2010, but to a greater extent with the 2011 benefit plan year and extending through 2018. We are currently analyzing this legislation to determine the full extent of the impact of the required plan standard changes on our employee healthcare plans and the resulting costs. Accordingly, as of September 30, 2010, we have not made any changes to our assumptions used to determine our postretirement medical benefit obligation.
The PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy beginning in years ending after December 31, 2010. As a result of the PPACA, employers that receive the Medicare Part D subsidy will recognize the deferred tax effects of the reduced deductibility of the postretirement prescription drug coverage in the period in which the PPACA was enacted. Also in March 2010, a companion bill, the Reconciliation Act, was signed into law. The Reconciliation Act reduces the effect of the PPACA on affected employers by deferring for two years (until years ending after December 31, 2012) the reduced deductibility of the postretirement prescription drug coverage. Accounting for income taxes requires that the effect of adjusting the deferred tax asset for the elimination of this deduction be included in income from continuing operations. However, entities that have a full valuation allowance for this deferred tax asset would recognize a related decrease in the valuation allowance. As we have a full valuation allowance against the related deferred tax asset, this change in tax law regarding the Medicare Part D subsidy will not have an effect on our income from continuing operations. In addition, this change in the tax deduction does not affect the pre-tax expense or corresponding liability for postretirement prescription drug benefits.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
The PPACA also amended previous legislation related to black lung disease, providing automatic extension of awarded lifetime benefits to surviving spouses and providing changes to the legal criteria used to assess and award claims. Since the legislation passed on March 23, 2010, we have experienced a significant increase in claims filed compared to the corresponding period in prior years. However, we have not been able to determine what, if any, additional impact may result from these claims due to lack of claims experience under the new legislation and court rulings interpreting the new provisions.
We will continue to evaluate the impact of the PPACA in future periods as additional information, interpretations, guidance and claims experience becomes available.
Results of Operations
Items that Affect Comparability of Our Results
For the three and nine months ended September 30, 2010 and 2009, our results have included items that do not relate directly to ongoing operations. The income (expense) components of these items were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)
Fair value adjustment on derivatives and related amortization of debt discount	$(358)	$1,216	$(870)	$5,191
Heritage settlement	—	—	—	756

Impact (pre-tax)	$(358)	$1,216	$(870)	$5,947

Tax effect of other comprehensive income gains	$—	$4,527	$—	$5,712

Items recorded in the three and nine months ended September 30, 2010
•	In the three months ended September 30, 2010, we recorded $0.4 million of interest expense of a related debt discount.
•	In the nine months ended September 30, 2010, we recorded income of $0.1 million resulting from the mark-to-market accounting of the conversion feature in our convertible notes with $1.0 million of interest expense of a related debt discount.
Items recorded in the three and nine months ended September 30, 2009
•	In the three months ended September 30, 2009, we recorded income of $1.5 million resulting from the mark-to-market accounting of the conversion feature in our convertible notes with $0.3 million of interest expense of a related debt discount.
•	In the nine months ended September 30, 2009, we recorded income of $5.9 million resulting from the mark-to-market accounting of the conversion feature in our convertible notes with $0.8 million of interest expense of a related debt discount.
•	In the nine months ended September 30, 2009 we recorded a gain of $0.8 million related to a settlement of past heritage claims, as a result of efforts to reduce our heritage costs.
•	We recorded an income tax benefit in the three and nine months ended September 30, 2009 of $4.5 million and $5.7 million, respectively, related to a tax effect of other comprehensive income gains.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
Quarter Ended September 30, 2010 Compared to Quarter Ended September 30, 2009
Summary
Our third quarter 2010 revenues increased to $124.1 million compared with $112.4 million in the third quarter of 2009. This increase was primarily driven by a $8.8 million increase in our coal segment revenues partly due to price increases under existing coal supply agreements and the start of new agreements including the new cost-plus contract with our Rosebud Mine’s Unit 1&2 buyers. In addition, we experienced customer shutdowns at our Rosebud and Beulah Mines during the third quarter of 2009, and comparable shutdowns did not occur during 2010. We refer to these shutdowns as “the customer shutdowns.” In addition, our power segment revenues increased $2.9 million related to an increase in megawatt hours sold as a result of a planned maintenance outage occurring during the third quarter of 2009. No comparable outage occurred in 2010.
Our third quarter 2010 net income applicable to common shareholders increased to $2.5 million compared with a $7.8 million loss in the third quarter of 2009. Excluding the $0.4 million of third quarter 2010 expense and the $5.7 million of third quarter 2009 income discussed in Items that Affect Comparability of Our Results, our net income increased by $16.4 million. The primary factors, in aggregate, driving this increase in net income were:
•	An $8.9 million increase in our coal segment operating income. This increase was primarily driven by price increases, new agreements, the customer shutdowns in 2009, and strong cost management performance;
•	A $4.4 million increase in our power segment operating income resulting primarily from increased megawatt hours sold and decreased maintenance expenses as a result of a planned maintenance outage that occurred in the third quarter of 2009;
•	A $3.6 million decrease in our heritage segment operating costs primarily due to an agreement we entered into to modernize the method by which prescription drugs are provided to our retirees. In addition, while we continue to work towards further heritage cost reductions, selling and administrative costs decreased due to reduced expenses associated with cost containment efforts. Finally, we experienced a favorable change in the valuation of our Black Lung liabilities due to changes in discount rates;
•	A $1.0 million decrease in the adjustment to reduce losses from a partially owned consolidated coal segment subsidiary; and
•	A $0.7 million decrease in our corporate segment operating expenses due to ongoing cost control efforts.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
Coal Segment Operating Results
The following table shows comparative coal revenues, operating income (loss) and sales volume and percentage changes between periods:

	Three Months Ended September 30,
			Increase / (Decrease)
	2010	2009	$	%
	(In thousands)
Revenues	$100,482	$91,708	$8,774	9.6%
Operating income (loss)	8,869	(78)	8,947	11470.5%
Tons sold — millions of equivalent tons	6.5	5.8	0.7	12.1%
Our third quarter 2010 coal segment revenues increased to $100.5 million, compared with $91.7 million in the third quarter of 2009. Our coal segment revenues increased primarily due to the 0.7 million increase in tons sold due to the 2009 customer shutdowns, price increases under existing coal supply agreements, and the start of new agreements including the new cost-plus contract with our Rosebud Mine’s Unit 1&2 buyers.
Our coal segment’s operating income was $8.9 million in the third quarter of 2010 compared to an operating loss of $0.1 million in the third quarter of 2009. This $8.9 million increase was primarily driven by the factors increasing revenue described above and strong cost management performance.
Power Segment Operating Results
The following table shows comparative power revenues, operating income, production and percentage changes between periods:

	Three Months Ended September 30,
			Increase / (Decrease)
	2010	2009	$	%
	(In thousands)
Revenues	$23,598	$20,696	$2,902	14.0%
Operating income	5,059	680	4,379	644.0%
Megawatts hours — thousands	439	389	50	12.9%
Our third quarter 2010 power segment revenues increased to $23.6 million compared to $20.7 million in third quarter 2009. This $2.9 million increase is primarily from increased megawatt hours sold as a result of a planned maintenance outage that occurred in the third quarter of 2009. No comparable outage occurred in 2010.
Our power segment’s operating income increased to $5.1 million in the third quarter of 2010 compared to $0.7 million in the third quarter of 2009. This $4.4 million increase was primarily from increased megawatt hours sold and decreased maintenance expenses as a result of the planned maintenance outage discussed above.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
Heritage Segment Operating Results
The following table shows comparative detail of the heritage segment’s operating expenses and percentage changes between periods:

	Three Months Ended September 30,
			Increase / (Decrease)
	2010	2009	$	%
	(In thousands)
Health care benefits	$2,932	$5,777	$(2,845)	-49.2%
Combined benefit fund payments	756	802	(46)	-5.7%
Workers’ compensation benefits	175	146	29	19.9%
Black lung benefits	378	713	(335)	-47.0%

Total heritage health benefit expenses	4,241	7,438	(3,197)	-43.0%

Selling and administrative costs	488	857	(369)	-43.1%

Heritage segment operating loss	$4,729	$8,295	$(3,566)	-43.0%

Our third quarter 2010 heritage operating expenses were $4.7 million compared to $8.3 million in the third quarter of 2009. This $3.6 million decrease was primarily due to an agreement we entered into to modernize the method by which prescription drugs are provided to our retirees. In addition, while we continue to work towards further heritage cost reductions, selling and administrative costs decreased due to reduced expenses associated with cost containment efforts. Finally, we experienced a favorable change in the valuation of our Black Lung liabilities due to changes in discount rates.
Corporate Segment Operating Results
Our corporate segment’s operating expenses for the third quarter of 2010 decreased to $1.4 million compared to $2.1 million in the third quarter of 2009, primarily as a result of ongoing cost control efforts.
Nonoperating Results (including other income (expense), income tax expense (benefit), and net loss attributable to noncontrolling interest)
Our other expense for the third quarter of 2010 increased to $5.1 million compared with $3.4 million of expense for the third quarter of 2009. This is primarily due to the $1.6 million impact of the fair value adjustment on derivatives and related amortization of debt discount discussed in Items that Affect Comparability of Our Results.
Our third quarter 2010 income tax expense was $0.3 million compared with $4.2 million of benefit in the third quarter of 2009. Excluding the $4.5 million tax effect of other comprehensive income gains discussed in Items that Affect Comparability of our Results, our income tax expense remained consistent with 2009.
Our third quarter 2010 net loss attributable to noncontrolling interest was $0.4 million compared with $1.4 million in the third quarter of 2009. This decrease was due to a decrease in the adjustment to reduce losses from a partially owned consolidated coal segment subsidiary.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009
Summary
Our revenues for the first nine months of 2010 increased to $378.2 million compared with $339.0 million in the first nine months of 2009. This increase was primarily driven by a $37.6 million increase in our coal segment revenues primarily due to the 2009 customer shutdowns, price increases under existing coal supply agreements, and the start of new agreements including the new cost-plus contract with our Rosebud Mine’s Unit 1&2 buyers. In addition, our power segment revenues increased $1.6 million related to an increase in megawatt hours sold as a result of a planned maintenance outage occurring during the first nine months of 2009. No comparable outage occurred in 2010.
Our net income applicable to common shareholders for the first nine months of 2010 increased to $0.2 million compared with a $20.7 million loss in the first nine months of 2009. Excluding the $0.9 million of expense in the first nine months of 2010 and the $11.7 million of income in the first nine months of 2009 discussed in Items that Affect Comparability of Our Results, our net income increased by $33.5 million. The primary factors, in aggregate, driving this increase in net income were:
•	A $20.3 million increase in our coal segment operating income. This increase was primarily driven by price increases, new agreements, customer shutdowns in 2009, and strong cost management performance;
•	A $12.5 million decrease in our heritage segment operating costs primarily due to the agreement we entered into to modernize the method by which prescription drugs are provided to our retirees. In addition, while we continue to work towards further heritage cost reductions, selling and administrative costs decreased due to reduced expenses associated with cost containment. Finally, we experienced a favorable change in the valuation of our Black Lung liabilities due to changes in discount rates;
•	A $2.6 million decrease in the adjustment to reduce losses from a partially owned consolidated coal segment subsidiary;
•	A $1.7 million increase in our power segment operating income resulting primarily from increased megawatt hours sold and decreased maintenance expenses as a result of a planned maintenance outage that occurred in the first nine months of 2009; and
•	A $1.3 million decrease in our corporate segment operating expenses due to ongoing cost control efforts.
Coal Segment Operating Results
The following table shows comparative coal revenues, operating income and production, and percentage changes between periods:

	Nine Months Ended September 30,
			Increase / (Decrease)
	2010	2009	$	%
	(In thousands)
Revenues	$310,490	$272,891	$37,599	13.8%
Operating income	21,944	1,674	20,270	1210.9%
Tons sold — millions of equivalent tons	18.8	17.6	1.2	6.8%

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
Our coal segment revenues for the first nine months of 2010 increased to $310.5 million, compared with $272.9 million in the first nine months of 2009. Our coal segment revenues increased primarily due to the 1.2 million increase in tons sold due to the 2009 customer shutdowns, price increases under existing coal supply agreements, and the start of new agreements including the new cost-plus contract with our Rosebud Mine’s Unit 1&2 buyers.
Our coal segment’s operating income increased to $21.9 million in the first nine months of 2010, compared to $1.7 million in the first nine months of 2009. This $20.3 million increase was primarily driven by the factors increasing revenue described above and strong cost management performance.
Power Segment Operating Results
The following table shows comparative power revenues, operating income and production and percentage changes between periods:

	Nine Months Ended September 30,
			Increase / (Decrease)
	2010	2009	$	%
	(In thousands)
Revenues	$67,662	$66,091	$1,571	2.4%
Operating income	10,536	8,850	1,686	19.1%
Megawatts hours — thousands	1,242	1,206	36	3.0%
Our power segment revenues for the first nine months of 2010 increased to $67.7 million compared to $66.1 million in the first nine months of 2009. This $1.6 million increase occurred primarily from increased megawatt hours sold as a result of a planned maintenance outage that occurred in the first nine months of 2009. No comparable outage occurred in 2010.
Our power segment’s operating income increased to $10.5 million in the first nine months of 2010 compared to $8.9 million in the first nine months of 2009. This $1.7 million increase was primarily from increased megawatt hours sold and decreased maintenance expenses as a result of the planned maintenance outage discussed above.
Heritage Segment Operating Results
The following table shows comparative detail of the heritage segment’s operating expenses and percentage changes between periods:

	Nine Months Ended September 30,
			Increase / (Decrease)
	2010	2009	$	%
	(In thousands)
Health care benefits	$7,551	$16,725	$(9,174)	-54.9%
Combined benefit fund payments	2,268	2,406	(138)	-5.7%
Workers’ compensation benefits	540	447	93	20.8%
Black lung benefits	1,191	1,868	(677)	-36.2%

Total heritage health benefit expenses	11,550	21,446	(9,896)	-46.1%

Selling and administrative costs	1,195	2,978	(1,783)	-59.9%

Heritage segment operating loss	$12,745	$24,424	$(11,679)	-47.8%

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
Our heritage operating expenses for the first nine months of 2010 were $12.7 million compared to $24.4 million in the first nine months of 2009. Excluding the heritage settlement of $0.8 million in the first nine months of 2009 discussed in Items that Affect Comparability of Our Results, our heritage segment operating expenses decreased by $12.5 million. This decrease was primarily due to the agreement we entered into to modernize the method by which prescription drugs are provided to our retirees. In addition, while we continue to work towards further heritage cost reductions, selling and administrative costs decreased due to reduced expenses associated with cost containment efforts. Finally, we experienced a favorable change in the valuation of our Black Lung liabilities due to changes in discount rates.
Corporate Segment Operating Results
Our corporate segment’s operating expenses for the first nine months of 2010 decreased to $5.2 million compared to $6.5 million in the first nine months of 2009, primarily as a result of ongoing cost control efforts.
Nonoperating Results (including other income (expense), income tax expense (benefit), and net loss attributable to noncontrolling interest)
Our other expense for the first nine months of 2010 increased to $15.0 million compared with $9.1 million of expense for the first nine months of 2009. This is primarily due to the $6.1 million impact of the fair value adjustment on derivatives and related amortization of debt discount discussed in Items that Affect Comparability of Our Results.
Our income tax expense was $0.1 million in the first nine months of 2010 compared with $5.4 million of benefit in the first nine months of 2009. Excluding the $5.7 million tax effect of other comprehensive income gains discussed in Items that Affect Comparability of our Results, our income tax expense remained consistent with 2009.
Our net loss attributable to noncontrolling interest in the first nine months of 2010 was $1.9 million compared to $4.4 million in the first nine months of 2009. This decrease was due to a decrease in the adjustment to reduce losses from a partially owned consolidated coal segment subsidiary.
Liquidity and Capital Resources
We have suffered recurring losses from operations, have violated debt covenants, have a working capital deficit, and have a net capital deficiency. These factors raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern.
WRI was not in compliance with the net worth requirement contained in its Business Loan Agreement at April 30, 2010, and does not expect to meet this requirement for at least the next twelve months. As a result of this non-compliance, the interest rates on WRI’s term debt and revolving line of credit were increased 1% (to 8% and 7%, respectively, at September 30, 2010). These increased interest rates will continue as long as the non-compliance with the net worth requirement exists. This non-compliance is not considered an event of default under the Business Loan Agreement and WRI therefore classified its term debt as a noncurrent liability. WRI’s non-compliance with the net worth requirement in its Business Loan Agreement triggers a cross default in our convertible notes. On August 2, 2010, we obtained a waiver from our convertible notes lenders regarding this cross default, and thus also classified our convertible notes as noncurrent liabilities at September 30, 2010. This waiver states that the convertible notes lenders waive their rights with this cross default as long as WRI’s non-compliance with its net worth requirement is not considered an event of default. In consideration of this waiver, the interest rate on the convertible notes increased 1% on July 1, 2010 to 10%.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
As a result of significant increases in operating profits, a decrease in our heritage health benefit costs, our ability to access funds from WRI’s revolving line of credit and an increase in WRI’s term debt; we anticipate that our cash from operations and available borrowing capacity will be sufficient to meet our cash requirements for the foreseeable future. We project that the margin by which we will be able to meet our cash requirements will increase over the remainder of 2010 and into 2011. Our projections assume WRI’s renewal of its associated revolving line of credit prior to its November 18, 2010 expiration. WRI is currently in discussions with its lender concerning this renewal.
We believe we can satisfy our liquidity needs for the foreseeable future without relying on proceeds from sales of assets or securities or other capital-raising transactions.
Our primary sources of cash include sales of our coal and power production to customers and borrowings under our credit facilities or other financing arrangements. We generally satisfy our working capital requirements and fund capital expenditures and debt-service obligations through cash generated from operations or borrowings under our credit facilities.
Consolidated cash and cash equivalents at September 30, 2010 included (in thousands):

WML	$8,078
Westmoreland Risk Management	3,796
ROVA	3,782
Westmoreland Resources Inc.	201
Other	213

Total consolidated cash and cash equivalents	$16,070

Amounts outstanding, availability and average borrowings under the revolving lines of credit of our subsidiaries at September 30, 2010, are as follows:

	Total Line of	Amounts	Letters of		Average 2010
	Credit	Outstanding	Credit	Availability	Borrowings
	(In millions)
WML	$25.0	$—	$1.9	$23.1	$1.1
WRI	20.0	16.9	—	3.1	14.0
ROVA	6.0	3.5	—	2.5	2.0

	$51.0	$20.4	$1.9	$28.7	$17.1

The cash at WML and ROVA are available to us through quarterly distributions. However, the loan agreements of WML and ROVA require debt service accounts and impose timing and other restrictions on the ability of ROVA and WML to distribute funds to us. Based on ROVA’s debt service requirements, we do not anticipate a dividend from ROVA for the foreseeable future, as all of ROVA’s operating cash will be used to fund its debt. Additionally, the WML and ROVA revolving lines of credit are only available to fund the operations of those respective subsidiaries. WRI can distribute cash drawn from its revolving line of credit to us through dividends. Because the WRI loan agreement imposes fewer restrictions on the ability of WRI to make distributions to us, WRI has been a significant source of liquidity for us. The cash at Westmoreland Risk Management, our captive insurance subsidiary, is available to us through dividends, subject to maintaining a statutory minimum level of capital, which was $0.1 million at September 30, 2010.

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
The following are the primary factors impacting our liquidity:
•	Our heritage health benefit obligations are funded by distributions from our operating subsidiaries. Our heritage health benefit costs consist of payments for various types of postretirement medical benefits. Due to plan amendments that were implemented through April 2010, which modernized the method by which prescription drugs are provided to retirees, we significantly reduced our heritage health benefit obligations.

Our pension obligations are funded primarily by our subsidiary operations. Funds contributed to the pension plans by our subsidiaries reduce distributions available to us. While we froze one of our pension plans in 2009, we are still required to make significant contributions to our plans as a result of the significant declines in the value of our trust assets in 2009. Under certain circumstances, we are able to make a portion of these contributions in the form of Company stock.

The following table summarizes expenditures and contributions for our heritage health benefits and pension obligations:

	Year-to-date	Remainder of
	2010 Actual	2010 Expected
	(In millions)
Postretirement medical benefits	$11.2	$3.4
Pension contributions (1)	10.3	0.6
CBF premiums	2.3	0.7
Workers’ compensation benefits	0.5	0.2

(1)	Of the 2010 pension contribution, $5.0 million was made through the contribution of Company stock.
•	We have significant levels of debt and related restrictions under current debt agreements, which limit the ability of our subsidiaries, WML and ROVA, to pay dividends to us.
•	We anticipate that, as we permit additional mining areas to continue our operations, our bonding requirements will increase significantly and the cash collateral requirements will increase as well.
Historical Sources and Uses of Cash
The following is a summary of cash provided by or used in each of the indicated types of activities:

	Nine Months Ended
	September 30,
	2010	2009
	(In thousands)
Cash provided by (used in):
Operating activities	$37,584	$27,516
Investing activities	(16,950)	(27,371)
Financing activities	(15,083)	(21,176)

WESTMORELAND COAL COMPANY AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONT.)
Cash Flow from Operations
Cash provided by operating activities increased $10.1 million in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. The $23.5 million decrease in net loss significantly contributed to the increase in cash provided by operating activities in the nine months ended September 30, 2010, which was offset by a $15.1 million decrease in cash receipts due to a contractually scheduled decrease in the payments ROVA collects from its customer.
Cash used in investing activities decreased $10.4 million in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. Additions to property, plant and equipment in the first nine months of 2010 were $15.6 million compared to $24.2 million for the same period of 2009, which primarily contributed to the decrease in investing cash used.
Cash used in financing activities decreased by $6.1 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, primarily as a result of $13.7 million in net debt repayments in the first nine months of 2010 compared to $20.5 million of net debt repayments for the same period of 2009.
Our working capital deficit at September 30, 2010 decreased by $23.7 million to $51.3 million compared to a $75.0 million deficit at December 31, 2009, primarily as a result of a decrease in current installments of long-term debt and also a decrease in Other current liabilities due to the payment of a settlement for reclamation claims.
Off-Balance Sheet Arrangements
In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Surety bonds and letters of credit are issued by financial institutions to third parties to assure the performance of our obligations relating to reclamation, workers’ compensation obligations, postretirement medical benefit obligations, and other obligations. Liabilities related to these arrangements are not reflected in our consolidated balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.
There were no material changes to our off-balance sheet arrangements during the nine months ended September 30, 2010. Our off-balance sheet arrangements are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2009 Form 10-K.
Newly Adopted Accounting Pronouncements
See Note 2 of Notes to Consolidated Financial Statements included in “Part I — Item 1 — Financial Statements” for a description of recently issued and adopted accounting pronouncements, including the expected dates of adoption and estimated effects on our consolidated financial statements.

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
In addition to the other quantitative and qualitative disclosures about market risk contained in this report, you should see Item 7A of our 2009 Form 10-K. There have been no other material changes in our exposure to market risk since December 31, 2009.
ITEM 4

CONTROLS AND PROCEDURES
As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of September 30, 2010. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that the disclosure controls and procedures were effective as of such date.
Additionally, there have been no changes in internal control over financial reporting that occurred during our fiscal quarter ended September 30, 2010, that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

PART II

OTHER INFORMATION
ITEM 1

LEGAL PROCEEDINGS
Please refer to the information contained in Note 16 to the Consolidated Financial Statements in this Quarterly Report on Form 10-Q and in Part I, Item 3 — Legal Proceedings of our 2009 Form 10-K, which is responsive to this Item 1 and is incorporated herein by reference. There have been no material developments with respect to our legal proceedings previously disclosed in our 2009 Form 10-K except as described in Note 16 to the Consolidated Financial Statements in the Quarterly Report on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.
ITEM 1A

RISK FACTORS
We have disclosed under the heading “Risk Factors” in our 2009 Form 10-K and our Form 10-Q for the first quarter of 2010 filed May 10, 2010 and second quarter of 2010 filed August 9, 2010, the risk factors that we believe materially affect our business, financial condition or results of operations. Except as provided below, there have been no material changes from the risk factors previously disclosed. You should carefully consider the risk factors set forth in the 2009 Form 10-K and the first and second quarter Form 10-Q and the other information set forth elsewhere in this Quarterly Report on Form 10-Q. You should be aware that these risk factors and other information may not describe every risk facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and or operating results.
Recent healthcare legislation contains amendments to the Black Lung Benefits Act that could adversely affect our financial condition and results of operations.
In March 2010, the Patient Protection and Affordable Care Act, or PPACA, was enacted, which contained an amendment to the Black Lung Benefits Act, or BLBA, reinstating provisions that were removed from the BLBA in 1981. The amendment provides that eligible miners can be awarded total disability benefits if they can prove they worked 15 or more years in or around coal mines and have a totally disabling respiratory impairment. In addition, the amendment also provides for an automatic survivor benefit to be paid upon the death of a miner with an awarded federal black lung claim without the requirement to prove that the miner’s death was due to black lung disease. Both amendments are retroactive and applicable to claims filed as of January 1, 2005 and have and may continue to result in currently pending claimants being awarded benefits back to a start date that may be as far back as January 2, 2005. Through the first six months of the amendment’s effectiveness, we have experienced an increase in black lung claims over similar periods, including the automatic award of certain widow claims that fall under the new provisions. However, at a minimum, it takes several months to several years for a claim to be awarded or denied and the Company’s liability to be determined. As such, we have very limited experience from the first six months to determine the overall effect, if any, this increase in claims will have on the Company’s costs and liability. In addition, we have incomplete information to determine whether this increase in claims constitutes a one-time spike in claims, or represents a future trend in black lung claims and eventual awards. We believe these amendments could give rise to increases in liabilities for claims from prior periods of time for retroactive costs, an increase in the number of claimants who are awarded benefits resulting in an increase in future funding requirements and an increase in administrative fees, including legal expenses, as a result of reviewing and defending an increased number of benefit claims. In addition, while we periodically perform evaluations of our black lung liability, using assumptions regarding rates of successful claims, discount factors, benefit increases and mortality rates, among others, the limited claim experience from the first six months of amendment effectiveness is insufficient to determine the potential increase in black lung liability due to the application of these new amendments. If the number or severity of claims increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our current assumptions, our profitability could be immediately impacted and ultimately our liquidity could be adversely affected if the black lung liability ultimately increases beyond the amounts in our black lung trust to pay for black lung benefits.

PART II

OTHER INFORMATION (CONT.)
ITEM 2

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
On August 13 and September 14, 2010, the Company made contributions totaling 325,000 shares of the Company’s common stock (the “Shares”) to two of the Company’s employee pension plans (the “Plans”) to satisfy certain funding obligations. The Shares were valued at 100,000 shares at $9.76 and 225,000 shares at $10.24 or $3.3 million in the aggregate. The Shares were contributed to the plans in lieu of cash contributions in private placement transactions made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Company will not receive any proceeds from the contribution.
ITEM 3

DEFAULTS UPON SENIOR SECURITIES
The Company has accumulated but unpaid dividends on its preferred stock through and including October 1, 2010, in the amount of $19.6 million in the aggregate ($122.40 per preferred share or $30.60 per Depositary Share). The Company is prohibited from paying preferred stock dividends because there are statutory restrictions limiting the payment of preferred stock dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is permitted to pay preferred stock dividends only out of its surplus or net profits and only to the extent that shareholders’ equity exceeds the par value of the preferred stock (which par value was $160,129 at September 30, 2010). In addition, pursuant to our outstanding convertible note purchase agreement, dividends may not be paid until the notes are paid in full.
ITEM 5

OTHER INFORMATION
Section 1503. Reporting Requirements Regarding Coal or Other Mine Safety.
On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Act, was enacted. Section 1503 of the Act contains new reporting requirements regarding coal or other mine safety. Westmoreland Coal Company is committed to providing a safe workplace for all of our employees. Recently, two of our mines received the Montana Governor’s Award for Health and Safety, one in the Large Mining category and one in the Small Mining category. In addition, our other three mines have excellent safety records in 2010. We continue to engage proactively with federal and state agencies in support of measures that can improve the safety and well-being of our employees.
The operation of our mines is subject to regulation by the federal Mine Safety and Health Administration, or MSHA, under the Federal Mine Safety and Health Act of 1977, or the Mine Act. MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Below, we have included information regarding certain mining safety and health citations that MSHA has issued with respect to our coal mining operations. In evaluating this information, consideration should be given to factors such as: (i) the number of citations and orders will vary depending on the size of the coal mine, (ii) the number of citations issued will vary from inspector-to-inspector and mine-to-mine, and (iii) citations and orders can be contested and appealed, and in that process, may be reduced in severity and amount, and are sometimes dismissed.

PART II

OTHER INFORMATION (CONT.)
The table below includes references to specific sections of the Mine Act. We are providing the information in the table by mine as that is how we manage and operate our business.

										(H)
	(A)	(B)	(C)		(D)	(E)		(F)		Pending
	Section	Section	Section		Section	Section		Proposed	(G)	Legal
Mine Name/ID	104 S&S	104(b)	104(d)		110(b)(2)	107(a)		Assessments	Fatalities	Action

Rosebud Mine & Crusher Conveyor / 24-01747	—	—	1	I	—	—		—	—	—

Absaloka Mine / 24-00910	6	—	—		—	1	J	12,171	—	1

Savage Mine / 24-00106	—	—	—		—	—		—	—	—

Jewett Mine / 41-03164	5	—	—		—	—		—	—	—

Beulah Mine / 32-00043	2	—	—		—	—		—	—	—

(A)	The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Mine Safety and Health Act of 1977 (30 U.S.C. 814) for which the operator received a citation from the Mine Safety and Health Administration.

(B)	The total number of orders issued under section 104(b) of such Act (30 U.S.C. 814(b)).

(C)	The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of such Act (30 U.S.C. 814(d)).

(D)	The total number of flagrant violations under section 110(b)(2) of such Act (30 U.S.C. 820(b)(2)).

(E)	The total number of imminent danger orders issued under section 107(a) of such Act (30 U.S.C. 817(a)).

(F)	The total dollar value of proposed assessments from the Mine Safety and Health Administration under such Act (30 U.S.C. 801 et seq.).

(G)	The total number of mining-related fatalities.

(H)	Any pending legal action before the Federal Mine Safety and Health Review Commission involving such coal or other mine.

(I)	Rosebud Mine received an unwarrantable failure to comply with a mandatory standard violation as fly rock from a blast left the blast site and hit a parked Chevrolet pickup holding three miners. Rosebud Mine has implemented a distance policy for cast blasts. The new policy is 1000 feet in front of and at a 45 degree angle from the face of the blast and 500 feet behind and to the side of the blast pattern.

(J)	Please see our Form 8-K filed on September 24, 2010. On September 23, 2010, the Absaloka Mine received an imminent danger order under section 107(a) of the Mine Act stating that two different coyotes had been spotted in the vicinity of the maintenance shop, the welding shop, the employee parking lots and other areas in the vicinity of mine employees. All miners attended a safety meeting reminding them of the danger of coyotes and other wild animals and of the procedures to take when the coyotes are spotted on mine property. The mine is actively working to humanely remove the presence of the coyotes.

PART II

OTHER INFORMATION (CONT.)
ITEM 6

EXHIBITS

10.1	Amended and Restated 2007 Equity Incentive Plan for Employees and Non-Employee Directors

10.2	Amendment No. 4 to Business Loan Agreement

10.3	Term Loan Amendment

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WESTMORELAND COAL COMPANY
Date: November 5, 2010	/s/ Kevin A. Paprzycki
Kevin A. Paprzycki
Chief Financial Officer (A Duly Authorized Officer)

EXHIBIT INDEX

Incorporated by Reference
Exhibit			File			Filed
Number	Exhibit Description	Form	Number	Exhibit	Filing Date	Herewith

10.1	Amended and Restated 2007 Equity Incentive Plan for Employees and Non-Employee Directors					X

10.2	Amendment No. 4 to Business Loan Agreement					X

10.3	Term Loan Amendment					X

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)					X

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)					X

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350					X

Exhibit 10.1
WESTMORELAND COAL COMPANY
AMENDED AND RESTATED 2007 EQUITY INCENTIVE PLAN FOR EMPLOYEES
AND NON-EMPLOYEE DIRECTORS
1. Purpose
The purpose of this 2007 Equity Incentive Plan for Employees and Non-Employee Directors (the “Plan”) of Westmoreland Coal Company, a Delaware corporation (the “Company”), is to advance the interests of the Company’s stockholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s stockholders.
2. Eligibility
All of the Company’s employees, officers and directors are eligible to be granted options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards (each, an “Award”) under the Plan. Each person who receives an Award under the Plan is deemed a “Participant”.
Except where the context otherwise requires, the term “Company” shall include any of the Company’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the “Code”) and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the “Board”); provided, however, that the term “Company” shall be limited to include only entities that are eligible issuers of service recipient stock (as defined in Treas. Reg. Section 1.409A-1(b)(5)(iii)(E)), or the applicable successor regulations for Awards that would otherwise be subject to Section 409A, unless the Board of Directors determines otherwise.
3. Administration and Delegation
(a) Administration by Board of Directors. The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board’s sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

(b) Appointment of Committees. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a “Committee”). All references in the Plan to the “Board” shall mean the Board or a Committee of the Board to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.
4. Stock Available for Awards
(a) Number of Shares. Subject to adjustment under Section 10, Awards may be made under the Plan for up to 700,000 shares of common stock, $2.50 par value per share, of the Company (the “Common Stock”). If any Award expires; is terminated, surrendered or canceled without having been fully exercised; is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right); is settled in cash or otherwise results in any Common Stock not being issued, the unused Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. Further, shares of Common Stock tendered to the Company by a Participant to exercise an Award shall be added to the number of shares of Common Stock available for the grant of Awards under the Plan. However, in the case of Incentive Stock Options (as hereinafter defined), the foregoing provisions shall be subject to any limitations under the Code. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.
(b) Section 162(m) Per-Participant Limit. The maximum number of shares of Common Stock with respect to which Awards may be granted to any Participant under the Plan shall be 200,000 per calendar year. For purposes of the foregoing limit, the combination of an Option in tandem with a SAR (as each is hereafter defined) shall be treated as a single Award. The per-Participant limit described in this Section 4(b) shall be construed and applied consistently with Section 162(m) of the Code or any successor provision thereto, and the regulations thereunder (“Section 162(m)”).
(c) Substitute Awards. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a), except as may be required by reason of Section 422 and related provisions of the Code.
5. Stock Options
(a) General. The Board may grant options to purchase Common Stock (each, an “Option”) and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option that is not intended to be an Incentive Stock Option (as hereinafter defined) shall be designated a “Nonstatutory Stock Option.”

(b) Incentive Stock Options. An Option that the Board intends to be an “incentive stock option” as defined in Section 422 of the Code (an “Incentive Stock Option”) shall only be granted to employees of Westmoreland Coal Company, any of Westmoreland Coal Company’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or for any action taken by the Board, including without limitation the conversion of an Incentive Stock Option to a Nonstatutory Stock Option.
(c) Exercise Price; Fair Market Value.
(1) The Board shall establish the exercise price of each Option and specify such exercise price in the applicable option agreement. The exercise price shall be not less than 100% of the Fair Market Value (as defined below) of a share of Common Stock on the date the Option is granted; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Fair Market Value of a share of Common Stock on such future date.
(2) The “Fair Market Value” of a share of Common Stock for purposes of the Plan shall be determined as follows:
(A) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) in the principal U.S. market for the Common Stock on the date of grant; or
(B) if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices as reported by an authorized OTCBB market data vendor as listed on the OTCBB website (otcbb.com) on the date of grant; or
(C) if the Common Stock is not publicly traded, the Board will determine the Fair Market Value for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Section 409A of the Code, except as the Board or Committee may expressly determine otherwise; or
(D) for any date that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the closing bid and asked prices, as appropriate, for the immediately preceding trading day and with the timing in the formulas above adjusted accordingly.

The Board may substitute a particular time of day or other measure of “closing sale price” or “closing bid and asked prices” if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Section 409A of the Code. The Board has sole discretion to determine the Fair Market Value for purposes of this Plan, and all Awards are conditioned on the Participants’ agreement that the Board’s determination is conclusive and binding even though others might make a different determination.
(d) Duration of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement, provided, however, that no Option will be granted for a term in excess of 10 years.
(e) Exercise of Option. Options may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with payment in full as specified in Section 5(f) for the number of shares for which the Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company following exercise either as soon as practicable or, subject to such conditions as the Board shall specify, on a deferred basis (with the Company’s obligation to be evidenced by an instrument providing for future delivery of the deferred shares at the time or times specified by the Board).
(f) Payment Upon Exercise. Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:
(1) in cash or by check, payable to the order of the Company;
(2) except as may otherwise be provided in the applicable option agreement, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;
(3) to the extent provided for in the applicable option agreement or approved by the Board, in its sole discretion, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their Fair Market Value, provided (i) such method of payment is then permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such minimum period of time, if any, as may be established by the Board in its discretion and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;
(4) to the extent provided for in the applicable Nonstatutory Stock Option agreement or approved by the Board in its sole discretion, by delivery of a notice of “net exercise” to the Company, as a result of which the Participant would receive (A) the number of shares of Common Stock underlying the Option so exercised reduced by (B) the number of shares of Common Stock equal to the aggregate exercise price of the Option divided by the Fair Market Value on the date of exercise;
(5) to the extent provided for in the applicable Incentive Stock Option agreement or approved by the Board in its sole discretion, by delivery of a notice of “net exercise” to the Company, as a result of which the Participant would receive the number of shares of Common Stock underlying the Option so exercised reduced by the number of shares of Common Stock equal to the aggregate exercise price of the Option divided by the Fair Market Value on the date of exercise; provided, however, that such provision shall only be operative in an Incentive Stock Option agreement to the extent that the inclusion of the provision will not cause the Option to fail to qualify as an Incentive Stock Option under the applicable Code rules;

(6) payment of such other lawful consideration as the Board may determine; or
(7) by any combination of the above permitted forms of payment.
(g) Limitation on Repricing. Unless such action is approved by the Company’s stockholders: (i) no outstanding Option granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option (other than adjustments pursuant to Section 10) and (2) the Board may not cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option.
6. Director Awards.
(a) Initial Grant. Upon the commencement of service on the Board by any individual who is not then an employee of the Company or any subsidiary of the Company, the Company may elect to grant to such person an Award with a value determined in a manner deemed appropriate by the Board, with such award being made in the Board’s sole discretion.
(b) Annual Grant. On the date of each annual meeting of stockholders of the Company, the Company shall grant to each member of the Board of Directors of the Company who is serving as a director of the Company immediately following such annual meeting and who is not then an employee of the Company or any of its subsidiaries, an Award with a value equal to $50,000 based on the Fair Market Value of the Company’s common stock.
(c) Grant or Base Price. The grant or base price or exercise price of an Award granted under this Section 6 shall not be less than 100% of the Fair Market Value per share of Common Stock on the date of grant of the Award.
(d) Terms of Director Awards.
(1) Subject to clauses (2) and (3) below, Awards granted under this Section 6 shall vest according to the Schedule specified in the Award.
(2) Upon the occurrence of a Reorganization Event or a Change in Control Event (as such terms are defined below), Awards made to directors shall be treated in accordance with Sections 10(b) and 10(c).

(3) If a Participant’s service as a director terminates for any reason other than a Reorganization Event or a Change in Control Event, and if the Participant has served as a director for three years or more, then such Participant’s Awards shall vest and become fully exercisable on the date such Participant ceases to be a director. If a Participant’s service as a director terminates for any reason other than a Reorganization Event or a Change in Control Event, and such Participant has served as a director for less than three years, then all of the Participant’s unvested Awards shall expire on the date such Participant ceases to be a director; provided, however, that the Board may in its sole discretion provide for the vesting of any unvested Award if the Participant’s service as a director terminates by reason of death or disability.
(4) Awards granted under this Section 6 shall expire at the time specified in the relevant Award, which in the case of Options shall be the earlier of 10 years from the date of grant or three months following cessation of Board service.
(5) Awards shall contain such other terms and conditions as the Board shall determine.
(e) Board Discretion. This Plan is not intended to limit the Board’s ability to revise the incentive compensation payable to the directors, and the Board retains the specific authority to from time to time increase or decrease the dollar values specified in Section 6(a) and Section 6(b) and to amend the terms of director Awards as set forth in Section 6(d).
7. Stock Appreciation Rights.
(a) General. The Board may grant Awards consisting of a stock appreciation right (“SAR”) entitling the holder, upon exercise, to receive an amount of Common Stock or cash or a combination thereof (such form to be determined by the Board) determined in whole or in part by reference to appreciation, from and after the date of grant, in the Fair Market Value of a share of Common Stock. The date as of which such appreciation or other measure is determined shall be the exercise date.
(b) Grants. SARs may be granted in tandem with, or independently of, Options granted under the Plan.
(c) Grant or Base Price. The grant or base price or exercise price of an SAR shall not be less than 100% of the Fair Market Value per share of Common Stock on the date of grant of the SAR; provided that if the Board approves the grant of an SAR with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Fair Market Value of a share of Common Stock on such future date.
(d) Term. The term of an SAR shall not be more than 10 years from the date of grant.
(e) Exercise. SARs may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with any other documents required by the Board.

8.	Restricted Stock; Restricted Stock Units.
(a) General. The Board may grant Awards entitling recipients to acquire shares of Common Stock (“Restricted Stock”), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. Instead of granting Awards for Restricted Stock, the Board may grant Awards entitling the recipient to receive shares of Common Stock to be delivered at the time such shares of Common Stock vest (“Restricted Stock Units”) (Restricted Stock and Restricted Stock Units are each referred to herein as a “Restricted Stock Award”).
(b) Terms and Conditions. The Board shall determine the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.
(c) Additional Provisions Relating to Restricted Stock.
(1) Dividends. Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such shares, unless otherwise provided by the Board. If any such dividends or distributions are paid in shares, or consist of a dividend or distribution to holders of Common Stock other than an ordinary cash dividend, the shares, cash or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid. Each dividend payment will be made no later than the end of the calendar year in which the dividends are paid to shareholders of that class of stock or, if later, the 15th day of the third month following the date the dividends are paid to shareholders of that class of stock.
(2) Stock Certificates. The Company may require that any stock certificates issued in respect of shares of Restricted Stock shall be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant’s death (the “Designated Beneficiary”). In the absence of an effective designation by a Participant, “Designated Beneficiary” shall mean the Participant’s estate.
(d) Additional Provisions Relating to Restricted Stock Units.
(1) Settlement. Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from the Company one share of Common Stock or an amount of cash equal to the Fair Market Value of one share of Common Stock, as provided in the applicable Award agreement. The Board may, in its discretion, provide that settlement of Restricted Stock Units shall be deferred in a manner consistent with Section 409A, on a mandatory basis or at the election of the Participant.
(2) Voting Rights. A Participant shall have no voting rights with respect to any Restricted Stock Units.

(3) Dividend Equivalents. To the extent provided by the Board, in its sole discretion, a grant of Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock (“Dividend Equivalents”). Dividend Equivalents may be paid currently or credited to an account for the Participants, may be settled in cash and/or shares of Common Stock and may be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which paid, as determined by the Board in its sole discretion, subject in each case to such terms and conditions as the Board shall establish, in each case to be set forth in the applicable Award agreement.
9. Other Stock-Based Awards.
Other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property, may be granted hereunder to Participants (“Other Stock-Based Awards”), including without limitation Awards entitling recipients to receive shares of Common Stock to be delivered in the future. Such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock or cash, as the Board shall determine. Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Stock-Based Award, including any purchase price applicable thereto.
10. Adjustments for Changes in Common Stock and Certain Other Events.
(a) Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the sub-limit set forth in Section 4(b), (iii) the number and class of securities and exercise price per share of each outstanding Option, (iv) the share- and per-share provisions and the grant or base price of each outstanding SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding Restricted Stock Award, (vi) the share- and per-share-related provisions and the purchase price, if any, of each outstanding Other Stock-Based Award, and (vii) the terms and conditions of each Award issuable under Section 6, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(b) Reorganization Events.
(1) Definition. A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction or (c) any liquidation or dissolution of the Company.
(2) Consequences of a Reorganization Event on Awards Other than Restricted Stock Awards. In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock Awards on such terms as the Board determines: (i) provide that Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that the Participant’s unexercised Options or other unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), make or provide for a cash payment to a Participant equal to the excess, if any, of (A) the Acquisition Price times the number of shares of Common Stock subject to the Participant’s Options or other Awards (to the extent the exercise price does not exceed the Acquisition Price) over (B) the aggregate exercise price of all such outstanding Options or other Awards and any applicable tax withholdings, in exchange for the termination of such Options or other Awards, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 10(b), the Board shall not be obligated by the Plan to treat all Awards, or all Awards of the same type, identically.
For purposes of clause (i) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in value (as determined by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(3) Consequences of a Reorganization Event on Restricted Stock Awards. Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company under each outstanding Restricted Stock Award shall inure to the benefit of the Company’s successor and shall, unless the Board determines otherwise, apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to the Common Stock subject to such Restricted Stock Award. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock Award or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock Awards then outstanding shall automatically be deemed terminated or satisfied.
(c) Change in Control Events.
(1) Definition. A “Change in Control Event” shall mean:
(A) (I) except as provided in clause (A)(II) below, the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”)) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 20% or more of either (x) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (A), the following acquisitions shall not constitute a Change in Control Event: (i) any acquisition directly from the Company (excluding an acquisition pursuant to the exercise, conversion or exchange of any security exercisable for, convertible into or exchangeable for common stock or voting securities of the Company, unless the Person exercising, converting or exchanging such security acquired such security directly from the Company or an underwriter or agent of the Company), (ii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iii) any acquisition by any corporation pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (C) of this definition; and provided, further, that if any person beneficially owns 20% or more of the Outstanding Company Common Stock or the Outstanding Company Voting Securities, but notwithstanding such ownership, a Change in Control Event has not occurred because the Person’s acquisition of all or a portion of such

Person’s shares is or was an acquisition described in clause (i) of the preceding proviso, then the acquisition by that Person of any additional shares of Common Stock other than pursuant to a stock split, stock dividend, or other similar event shall constitute a Change in Control Event; or (II) notwithstanding the foregoing clause (A)(I), the acquisition of 20% or more of the Outstanding Company Common Stock or the Outstanding Company Voting Securities shall not be a Change of Control Event if the Person acquiring such interest in the Company’s outstanding securities does not thereby become an “Acquiring Person” under the terms of the Rights Agreement (defined below) in effect on the date of the shareholder approval of this Plan; provided, however, that if such Person would become an “Acquiring Person” under the terms of the Rights Agreement upon the acquisition of a specified percentage of the Outstanding Company Common Stock or the Outstanding Company Voting Securities greater than 20% (the “Modified Ownership Threshold”), then it shall be a Change of Control Event under this Plan if such Person acquires a beneficial interest in the Outstanding Company Common Stock or the Outstanding Company Voting Securities at or above the Modified Ownership Threshold, thereby making such Person an “Acquiring Person” under the terms of the Rights Agreement. The “Rights Agreement” referred to in this clause (A)(II) means the Amended and Restated Rights Agreement, dated as of February 7, 2003, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as rights agent, as amended by the First Amendment to the Amended and Restated Rights Agreement, dated as of May 2, 2007.
(B) such time as the Continuing Directors (as defined below) do not constitute a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (x) who was a member of the Board on the date of the initial adoption of this Plan by the Board or (y) who was nominated pursuant to the terms of the Standby Purchase Agreement, dated as of May 2, 2007 between the Company and Tontine Capital Partners, L.P. or (z) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(C) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, 20% or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or
(D) the liquidation or dissolution of the Company.
(2) Effect on Options. Notwithstanding the provisions of Section 10(b) and irrespective of whether such an event is also a Reorganization Event, effective immediately prior to a Change in Control Event, except to the extent specifically provided to the contrary in the instrument evidencing any Option or any other agreement between a Participant and the Company. Upon the occurrence of a Change of Control Event, unless specifically provided to the contrary in the instrument evidencing any Award or any other agreement between a participant and the Company, unvested options granted to an employee or a director of the Company will automatically become vested or exercisable upon a Change of Control Event if such employee is Terminated within 12 months following such Change of Control or the director is removed from the Board within 12 months of the Change of Control, or, if a regular meeting of shareholders occurs within 12 months of the Change of Control, such director is not nominated for re-election at such meeting after he or she expresses a desire to be so nominated. For purposes of the foregoing, “Terminated” means involuntary dismissal or a material change in the employee’s level of total compensation or a material change in his or her level of responsibility which, in either such case, causes the employee to voluntarily terminate his or her employment.
(3) Effect on Restricted Stock Awards. Notwithstanding the provisions of Section 10(b) and irrespective of whether such an event is also a Reorganization Event, effective immediately prior to a Change in Control Event, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock Award or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock Awards then-outstanding shall automatically be deemed terminated or satisfied.

(4) Effect on SARs and Other Stock-Based Awards. Upon the occurrence of a Change of Control Event, unless specifically provided to the contrary in the instrument evidencing any Award or any other agreement between a participant and the Company, unvested SARs granted to an employee or a director of the Company will automatically become vested or exercisable upon a Change of Control Event if such employee is Terminated within 12 months following such Change of Control or the director is removed from the Board within 12 months of the Change of Control, or, if a regular meeting of shareholders occurs within 12 months of the Change of Control, such director is not nominated for re-election at such meeting after he or she expresses a desire to be so nominated. For purposes of the foregoing, “Terminated” means involuntary dismissal or a material change in the employee’s level of total compensation or a material change in his or her level of responsibility which, in either such case, causes the employee to voluntarily terminate his or her employment.
The Board may specify in an Award at the time of the grant the effect of a Change in Control Event on any Other Stock-Based Award.
11. General Provisions Applicable to Awards
(a) Transferability of Awards. Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if, with respect to such proposed transferee, the Company would be eligible to use a Form S-8 for the registration of the sale of the Common Stock subject to such Award under the Securities Act of 1933, as amended; provided, further, that the Company shall not be required to recognize any such transfer until such time as the Participant and such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.
(b) Documentation. Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Such written instrument may be in the form of an agreement signed by the Company and the Participant or a written confirming memorandum to the Participant from the Company. Each Award may contain terms and conditions in addition to those set forth in the Plan.
(c) Board Discretion. Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) Termination of Status. The Board shall determine the effect on an Award of the disability, death, termination of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant’s legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.
(e) Withholding. The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise or release from forfeiture of an Award or, if the Company so requires, at the same time as is payment of the exercise price unless the Company determines otherwise. If provided for in an Award or approved by the Board in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares surrendered to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.
(f) Amendment of Award. Subject to Section 5(g), the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant’s consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant’s rights under the Plan or (ii) the change is permitted under Section 10 hereof.
(g) Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.
(h) Acceleration. The Board may at any time provide that any Award shall become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

(i) Performance Awards.
(1) Grants. Restricted Stock Awards and Other Stock-Based Awards under the Plan may be made subject to the achievement of performance goals pursuant to this Section 11(i) (“Performance Awards”), subject to the limit in Section 4(b) on shares covered by such grants.
(2) Committee. Grants of Performance Awards to any Covered Employee intended to qualify as “performance-based compensation” under Section 162(m) (“Performance- Based Compensation”) shall be made only by a Committee (or subcommittee of a Committee) comprised solely of two or more directors eligible to serve on a committee making Awards qualifying as “performance-based compensation” under Section 162(m). In the case of such Awards granted to Covered Employees, references to the Board or to a Committee shall be deemed to be references to such Committee or subcommittee. “Covered Employee” shall mean any person who is a “covered employee” under Section 162(m)(3) of the Code.
(3) Performance Measures. For any Award that is intended to qualify as Performance-Based Compensation, the Committee shall specify that the degree of granting, vesting and/or payout shall be subject to the achievement of one or more objective performance measures established by the Committee, which shall be based on the relative or absolute attainment of specified levels of one or any combination of the following:
(A) earnings before interest, taxes, depreciation and/or amortization,
(B) earnings before operating income or profit,
(C) operating efficiencies,
(D) return on equity, assets, capital, capital employed, or investment,
(E) after tax operating income,
(F) net income,
(G) earnings or book value per share,
(H) cash flow(s),
(I) total sales or revenues or sales or revenues per employee,
(J) production (separate work units or SWUs),
(K) stock price or total stockholder return,
(L) dividends,
(M) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures, or
(N) except in the case of a Covered Employee, any other performance criteria established by the Committee, and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated.

Such performance measures may be adjusted to exclude any one or more of (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset, and (v) charges for restructuring and rationalization programs. Such performance measures: (i) may vary by Participant and may be different for different Awards; (ii) may be particular to a Participant or the department, branch, line of business, subsidiary, division, operating unit, or other unit in which the Participant works and may cover such period as may be specified by the Committee; and (iii) shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m). Awards that are not intended to qualify as Performance-Based Compensation may be based on these or such other performance measures as the Board may determine.
(4) Adjustments. Notwithstanding any provision of the Plan, with respect to any Performance Award that is intended to qualify as Performance-Based Compensation, the Committee may adjust downwards, but not upwards, the cash or number of Shares payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance measures except in the case of the death or disability of the Participant or a change in control of the Company.
(5) Other. The Committee shall have the power to impose such other restrictions on Performance Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for Performance-Based Compensation.
12. Miscellaneous
(a) No Right To Employment or Other Status. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.
(b) No Rights As Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares.
(c) Effective Date and Term of Plan. The Plan shall become effective on the date the Plan is approved by the Company’s stockholders (the “Effective Date”). No Awards shall be granted under the Plan after the expiration of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(d) Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that (i) to the extent required by Section 162(m), no Award granted to a Participant that is intended to comply with Section 162(m) after the date of such amendment shall become exercisable, realizable or vested, as applicable to such Award, unless and until such amendment shall have been approved by the Company’s stockholders if required by Section 162(m) (including the vote required under Section 162(m)); (ii) no amendment that would require stockholder approval under the rules of American Stock Exchange (“AMEX”) may be made effective unless and until such amendment shall have been approved by the Company’s stockholders; and (iii) if the AMEX amends its corporate governance rules so that such rules no longer require stockholder approval of “material amendments” to equity compensation plans, then, from and after the effective date of such amendment to the AMEX rules, no amendment to the Plan (A) materially increasing the number of shares authorized under the Plan (other than pursuant to Section 4(c) or 10), (B) expanding the types of Awards that may be granted under the Plan, or (C) materially expanding the class of participants eligible to participate in the Plan shall be effective unless stockholder approval is obtained. In addition, if at any time the approval of the Company’s stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 12(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon stockholder approval of any amendment to the Plan.
(e) Compliance with Code Section 409A. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code, unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant or for any action taken by the Board.
(f) Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than such state.

Exhibit 10.2
AMENDMENT NO. 4 TO
BUSINESS LOAN AGREEMENT
THIS AMENDMENT NO. 4 TO BUSINESS LOAN AGREEMENT (the “Agreement”) dated and made effective as of December 4, 2009 (the “Effective Date”), by and among WESTMORELAND RESOURCES, INC., a Delaware corporation (“Borrower”) and WESTMORELAND COAL COMPANY, a Delaware corporation (“Guarantor”), and FIRST INTERSTATE BANK, a Montana banking corporation (together with any subsequent holder or holders of the Notes, the “Lender”).
RECITALS
A. Lender and Borrower are parties to a Business Loan Agreement dated October 29, 2007, as amended by Amendment to Business Loan Agreement and Commercial Security Agreement dated October 16, 2008 (the “October 2008 Amendment”), Amendment No. 2 to Business Loan Agreement dated November 20, 2008 (the “November 2008 Amendment”) and Amendment No. 3 to Business Loan Agreement dated November 9, 2009 (the “November 2009 Amendment”) [as so amended, the “Loan Agreement”], providing for an $8,000,000.00 term loan, evidenced by a promissory note (the “Term Note”) and a $20,000.000.00 revolving loan, evidenced by a promissory note (the “Revolving Note”) (the Term Note and Revolving Note are herein sometimes referred to as the “Notes”);
B. The obligations under the Loan Agreement, the Term Note and the Revolving Note are secured by inventory, chattel paper, accounts, equipment and intangibles of Borrower, and supported by the Commercial Guaranty of Guarantor and Guarantor’s pledge of 100% of the common stock of Borrower;
C. Borrower has also requested that Lender advance an additional $4,000,000.00 of principal, resulting in a $12,000,000.00 principal commitment on the Term Note, and extend the Maturity Date of the Term Note on the terms set forth in Exhibit 1 attached hereto (the “Term Note Modification”); and
D. Lender is willing to amend the Term Note as provided in the Term Note Modification subject to and conditioned upon the terms and conditions herein set forth.
AGREEMENT
NOW THEREFORE, in consideration of the Recitals above, of the mutual covenants, representations and warranties below, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each party, the parties agree, intending to be legally bound, as follows:
1. Recitals. The Recitals listed above form an integral part of this Agreement and are fully binding upon each party hereto.
2. Defined Terms. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Loan Agreement.

3. Modification of Related Documents. The following terms and conditions of this Agreement shall control, and shall be deemed to modify and amend all contrary and inconsistent terms and conditions of the Loan Agreement and Related Documents as necessary to give full force and effect to the following as of the Effective Date:
a.
Maturity Date. Any and all references in the Loan Agreement and Related Documents to the Maturity Date of the Term Note are hereby amended and modified as necessary to specifically refer to the new Maturity Date for the Term Note of January 29, 2015.

b.
Modification Fees. Contemporaneous with the parties’ execution of this Agreement, Borrower has paid the Lender’s non-refundable loan modification fee of $40,000.00 for the Term Note, receipt of which is hereby acknowledged by Lender.

c.
Related Documents. Any and all references in the Loan Agreement and Related Documents shall henceforth mean the Loan Agreement and Related Documents as they have been modified and amended hereby, and henceforth all references to “Related Documents” in the Related Documents shall include this Agreement and the other documents and instruments executed and delivered in conjunction with the Term Note Modification.

4. Priority of Liens and Security Interests. The Related Documents, as modified hereby, shall continue to fully and completely secure all of Borrower’s obligations as represented by the Notes and Related Documents. Nothing contained herein is intended to change or adversely affect the perfection or priority of any lien or security interest previously granted as security for the Notes under the Related Documents, and all such liens and security interests shall continue in effect and shall secure the Notes according to their original priority and effective dates.
5. Inconsistency. To the extent there is any inconsistency between the terms of this Agreement and the terms of any of the Related Documents, the terms of this Agreement shall control and shall be given full force and effect.
6. Representations and Warranties. Borrower represents and warrants (a) Borrower’s execution of this Agreement is fully authorized pursuant to Borrower’s bylaws and governing agreements; (b) the execution and performance of this Agreement by Borrower will not conflict with, or result in a breach or violation of, any other agreement, law or order binding on it; (c) all necessary consents, votes, and other approvals required to make this Agreement binding and enforceable against Borrower have been obtained; (d) this Agreement represents a valid and binding contract of Borrower, enforceable in accordance with its terms.

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7. Expenses. Borrower shall pay all expenses and costs of Lender in connection with this Agreement, including, without limitation, the fees and expenses of counsel for Lender in connection with the preparation, execution and delivery of this Agreement. In the event that any party to this Agreement breaches this Agreement, a non-breaching party shall be entitled to enforce the provisions hereof and to recover from the breaching party any and all reasonable attorney’s fees and other expenses incurred by the non-breaching party in enforcing the terms of this Agreement.
8. Ratification, Estoppel, Release.
a.
All terms and conditions of the Loan Agreement and Related Documents that are not contrary to, or inconsistent with, the terms and conditions of this Agreement shall remain in full force and effect and are hereby reaffirmed, ratified, confirmed as of the date hereof and are incorporated herein by reference.

b.
Each of the representations, warranties, covenants, and agreements of Borrower, and Guarantor, as set forth in the Loan Agreement and Related Documents are true today, to the same extent as if made today, and are incorporated herein by reference as though more fully set out, except as modified herein.

c.
Borrower and Guarantor each further represent and warrant that as of the date of this Agreement there are no counterclaims, defenses or offsets of any nature whatsoever to any of the obligations of such parties under the Loan Agreement or Related Documents. Borrower and Guarantor each hereby waive, discharge, and release forever all existing rights, claims, defenses, or causes of action, known or unknown, now existing, whether discovered hereafter or not, including but not limited to those related to the Loan which arise from any action or inaction by Lender, and which occurred on or before the date of this Agreement, which each may have against Lender or which might affect the enforceability by Lender of its rights and remedies under any of the Related Documents. Borrower and Guarantor each acknowledge and agree that the waivers, discharges, and releases herein contained are a material inducement for Lender entering into this Agreement, and constitutes an essential part of the consideration bargained for and received by Lender under this Agreement.

9. No Oral Agreements. This written agreement, together with the Loan Agreement and Related Documents which are incorporated herein by reference, is the final expression of the credit agreement between the Borrower and the Lender and may not be contradicted by evidence of any prior or contemporaneous oral agreement between the Borrower and the Lender. Borrower, Guarantor, and Lender each hereby affirm that there is no unwritten oral credit agreement between Borrower and Lender with respect to the subject matter of this written credit agreement.

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10. Additional Documents. The parties hereto agree to sign any additional documents reasonably necessary to give effect to the terms of this Agreement, if requested by Lender.
11. Guaranty. Guarantor, by executing this Agreement, consents to the terms herein contained, and acknowledges, confirms and agrees that its Commercial Guaranty remains in full force and effect and constitutes and remains a guaranty of the Notes, the Loan Agreement and the Related Documents.
12. No Fiduciary Relationship. Borrower acknowledges and agrees that its relationship with Lender is a lending relationship only, and that no fiduciary relationship exists between the parties. In entering into this Agreement, Borrower has not relied upon any covenant, representation or warranty by Lender as to the effect of this Agreement, including the tax effect of this Agreement, other than those expressly set forth in this Agreement, and all such other covenants, representations, and warranties are expressly disclaimed by each of the parties.
13. Miscellaneous.
a.	Headings are inserted into this Agreement for convenience only and shall not be considered in construing any provision.
b.	The laws of the State of Montana will govern all provisions of this Agreement.
c.	This Agreement may not be amended, nor any of its provisions waived, except in a writing executed by all parties hereto.

d.	Time shall be of the essence of the Agreement.
e.
The provisions of this Agreement are separable. If any judgment is hereafter entered holding any provision of the Agreement to be invalid or unenforceable, then the remainder of the Agreement shall be carried out as nearly as possible according to its original terms.

f.	No inference in favor of, or against, any person shall be drawn from the fact that such person has drafted all or any part of this Agreement or any other Loan Document.
14. Counterparts. This Agreement may be executed in any number of identical counterparts, any of which may contain the signatures of less than all parties, and all of which together shall constitute a single Agreement.
15. Successors. The covenants, conditions and agreements contained in this Agreement shall bind, and the benefits thereof shall inure to, the respective parties hereto and their respective heirs, executors, administrators, successors and assigns.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

BORROWER: WESTMORELAND RESOURCES, INC.
By:	/s/ Doug Kathol
	Name:	Douglas P. Kathol
	Title:	Vice President

GUARANTOR: WESTMORELAND COAL COMPANY
By:	/s/ Doug Kathol
	Name:	Douglas P. Kathol
	Title:	Vice President — Development and Treasurer

LENDER: FIRST INTERSTATE BANK
By:	/s/ Steve Tostenrud
Steve Tostenrud
Its: Vice President

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Exhibit 10.3

BORROWER:	LENDER:
Westmoreland Resources, Inc,	FIRST INTERSTATE BANK
PO Box 449	Billings Office — Commercial Dept.
Hardin, MT 59043-0449	401 North 31st St.
P. O. Box 30918
Billings, MT 59116

Date of Agreement	December 4, 2009
Note Number:	1100236330
Description of Existing Indebtedness: Promissory note dated October 29, 2007 in original principal amount of $8,500,000.00. Current principal balance is $8,000,000.00.
Description of Collateral: All inventory, chattel paper, accounts, equipment and general intangibles.
Description of Change in Terms:
Lender will permit a one-time additional advance of principal, in one or more advances up to $4,000,000.00, resulting in a total principal balance that may be outstanding of $12,000,000.00.
Payment schedule is as follows:
Quarterly payments in the amount of $600,000.00 plus interest for 19 payments beginning January 29, 2010, with a balance plus interest due at maturity on January 29, 2015.
Extension/modification fee of $40,000.00 payable on the date hereof.
Continuing Validity. Except as expressly changed by this Agreement, the terms of the original obligation or obligations, including all agreements evidenced or securing the obligation(s), remain unchanged and in full force and effect. Consent by Lender to this Agreement does not waive Lender’s right to strict performance of the obligation(s) as changed, nor obligate Lender to make any future change in terms. Nothing in this Agreement will constitute a satisfaction of the obligation(s). It is the intention of Lender to retain as liable parties all makers and endorsers of the original obligation(s), including accommodation parties, unless a party is expressly released by Lender in writing. Any maker or endorser, including accommodation makers, will not be released by virtue of this Agreement. If any person who signed the original obligation does not sign this Agreement below, then all persons signing below acknowledge that this Agreement is given conditionally, based on the representation to Lender that the non-signing party consents to the changes and provisions of this Agreement or otherwise will not be released by it. This waiver applies not only to any initial extension, modification or release, but also to all such subsequent actions.
PRIOR TO SIGNING THIS AGREEMENT, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS AGREEMENT, BORROWER AGREES TO THE TERMS OF THE AGREEMENT AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE AGREEMENT.
BORROWER:
Westmoreland Resources, Inc,

BY:	/s/ Douglas P. Kathol DOUGLAS P. KATHOL
VICE PRESIDENT OF DEVELOPMENT AND TREASURER

FIRST INTERSTATE BANK

BY:	/s/ Steve Tostenrud STEVE TOSTENRUD, VICE PRESIDENT

EXHIBIT 31.1
CERTIFICATION
I, Keith E. Alessi, certify that:
1.	I have reviewed this Quarterly Report on Form 10-Q of Westmoreland Coal Company;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 5, 2010	/s/ Keith E. Alessi
	Name:	Keith E. Alessi
	Title:	Chief Executive Officer and President

EXHIBIT 31.2
CERTIFICATION
I, Kevin A. Paprzycki, certify that:
1.	I have reviewed this Quarterly Report on Form 10-Q of Westmoreland Coal Company;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 5, 2010	/s/ Kevin A. Paprzycki
	Name:	Kevin A. Paprzycki
	Title:	Chief Financial Officer

EXHIBIT 32
STATEMENT PURSUANT TO 18 U.S.C. § 1350
Pursuant to 18 U.S.C. § 1350, each of the undersigned certifies that this Quarterly Report on Form 10-Q for the period ended September 30, 2010, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of Westmoreland Coal Company.

Dated: November 5, 2010	/s/ Keith E. Alessi
	Name:	Keith E. Alessi
	Title:	Chief Executive Officer and President

Dated: November 5, 2010	/s/ Kevin A. Paprzycki
	Name:	Kevin A. Paprzycki
	Title:	Chief Financial Officer
A signed original of this written statement required by Section 906 has been provided to Westmoreland Coal Company and will be retained by Westmoreland Coal Company and furnished to the Securities and Exchange Commission or its staff upon request.